UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the quarter ended September 30, 2017

Commission File Number 001-35345

PACIFIC DRILLING S.A.

8-10, Avenue de la Gare

L-1610 Luxembourg

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

PACIFIC DRILLING S.A.

As used in this report on Form 6-K (this “Form 6-K”), unless the context otherwise requires, references to “Pacific Drilling,” the “Company,” “we,” “us,” “our” and words of similar import refer to Pacific Drilling S.A. and its subsidiaries. Unless otherwise indicated, all references to “U.S. $” and “$” in this report are to, and amounts are represented in, United States dollars.

The information and our unaudited condensed consolidated financial statements in this Form 6-K should be read in conjunction with our Annual Report on Form 20-F for the year ended December 31, 2016 (our “2016 Annual Report”) filed with the Securities and Exchange Commission (“SEC”) on February 24, 2017. We prepare our unaudited condensed consolidated financial statements in accordance with generally accepted accounting principles in the United States of America (“GAAP”).

PART I — FINANCIAL INFORMATION

Item 1 — Financial Statements (Unaudited)

Unaudited Condensed Consolidated Financial Statements

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Condensed Consolidated Statements of Operations

(in thousands, except per share information) (unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2017	2016	2017	2016
Revenues
Contract drilling	$82,110	$182,427	$254,692	$591,515
Costs and expenses
Operating expenses	(58,925)	(68,530)	(184,361)	(223,491)
General and administrative expenses	(22,076)	(15,150)	(64,686)	(44,471)
Depreciation expense	(69,561)	(69,731)	(209,055)	(206,020)
	(150,562)	(153,411)	(458,102)	(473,982)
Operating income (loss)	(68,452)	29,016	(203,410)	117,533
Other income (expense)
Interest expense	(51,146)	(45,888)	(151,545)	(137,497)
Write-off of deferred financing costs	(30,846)	—	(30,846)	—
Gain on debt extinguishment	—	22,002	—	36,233
Other expense	(5,307)	(628)	(5,540)	(2,812)
Income (loss) before income taxes	(155,751)	4,502	(391,341)	13,457
Income tax expense	(1,770)	(4,346)	(4,093)	(7,578)
Net income (loss)	$(157,521)	$156	$(395,434)	$5,879
Earnings (loss) per common share, basic (Note 6)	$(7.38)	$0.01	$(18.56)	$0.28
Weighted-average number of common shares, basic (Note 6)	21,332	21,183	21,308	21,161
Earnings (loss) per common share, diluted (Note 6)	$(7.38)	$0.01	$(18.56)	$0.28
Weighted-average number of common shares, diluted (Note 6)	21,332	21,184	21,308	21,161

See accompanying notes to unaudited condensed consolidated financial statements.

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Condensed Consolidated Statements of Comprehensive Income (Loss)

(in thousands) (unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2017	2016	2017	2016

Net income (loss)	$(157,521)	$156	$(395,434)	$5,879
Other comprehensive income (loss):
Unrealized loss on available-for-sale securities	—	—	(485)	—
Reclassification adjustment for other-than-temporary impairment on available-for-sale securities realized in net income	485	—	485	—
Unrecognized gain (loss) on derivative instruments	(129)	1,030	(674)	(6,533)
Reclassification adjustment for loss on derivative instruments realized in net income (Note 9)	1,411	2,254	4,703	6,748
Reclassification adjustment for loss on derivative instruments realized in property and equipment (Note 9)	—	—	—	585
Total other comprehensive income	1,767	3,284	4,029	800
Total comprehensive income (loss)	$(155,754)	$3,440	$(391,405)	$6,679

See accompanying notes to unaudited condensed consolidated financial statements.

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Condensed Consolidated Balance Sheets

(in thousands, except par value) (unaudited)

	September 30,	December 31,
	2017	2016
Assets:
Cash and cash equivalents	$349,807	$585,980
Restricted cash	8,500	40,188
Accounts receivable, net	36,361	94,622
Materials and supplies	89,331	95,679
Deferred costs, current	11,168	10,454
Prepaid expenses and other current assets	10,160	13,892
Total current assets	505,327	840,815
Property and equipment, net	4,717,607	4,909,873
Long-term receivable	202,575	202,575
Other assets	42,587	44,944
Total assets	$5,468,096	$5,998,207
Liabilities and shareholders’ equity:
Accounts payable	$13,377	$17,870
Accrued expenses	25,332	45,881
Long-term debt, current	3,043,967	496,790
Accrued interest	32,990	14,164
Deferred revenue, current	21,061	45,755
Total current liabilities	3,136,727	620,460
Long-term debt, net of current maturities	—	2,648,659
Deferred revenue	17,967	32,233
Other long-term liabilities	33,321	30,655
Total long-term liabilities	51,288	2,711,547
Commitments and contingencies
Shareholders’ equity:
Common shares, $0.01 par value per share, 5,000,000 shares authorized, 22,551 shares issued and 21,336 and 21,184 shares outstanding as of September 30, 2017 and December 31, 2016, respectively	213	212
Additional paid-in capital	2,365,683	2,360,398
Accumulated other comprehensive loss	(15,164)	(19,193)
Retained earnings (accumulated deficit)	(70,651)	324,783
Total shareholders’ equity	2,280,081	2,666,200
Total liabilities and shareholders’ equity	$5,468,096	$5,998,207

See accompanying notes to unaudited condensed consolidated financial statements.

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Condensed Consolidated Statements of Shareholders’ Equity

(in thousands) (unaudited)

						Accumulated	Retained
			Additional			Other	Earnings	Total
	Common Shares		Paid-In	Treasury Shares		Comprehensive	(Accumulated	Shareholders’
	Shares	Amount	Capital	Shares	Amount	Loss	Deficit)	Equity
Balance at December 31, 2016	21,184	$212	$2,360,398	1,367	$—	$(19,193)	$324,783	$2,666,200
Shares issued under share-based compensation plan	152	1	(200)	(152)	—	—	—	(199)
Modification of unvested awards from equity to liability	—	—	(553)	—	—	—	—	(553)
Share-based compensation	—	—	6,038	—	—	—	—	6,038
Other comprehensive income	—	—	—	—	—	4,029	—	4,029
Net loss	—	—	—	—	—	—	(395,434)	(395,434)
Balance at September 30, 2017	21,336	$213	$2,365,683	1,215	$—	$(15,164)	$(70,651)	$2,280,081

See accompanying notes to unaudited condensed consolidated financial statements.

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Condensed Consolidated Statements of Cash Flows

(in thousands) (unaudited)

	Nine Months Ended September 30,
	2017	2016
Cash flow from operating activities:
Net income (loss)	$(395,434)	$5,879
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation expense	209,055	206,020
Amortization of deferred revenue	(41,684)	(37,640)
Amortization of deferred costs	8,609	9,888
Amortization of deferred financing costs	24,889	10,928
Amortization of debt discount	940	1,071
Write-off of deferred financing costs	30,846	—
Deferred income taxes	(88)	2,801
Share-based compensation expense	6,038	5,328
Gain on debt extinguishment	—	(36,233)
Other-than-temporary impairment of available-for-sale securities	6,147	—
Changes in operating assets and liabilities:
Accounts receivable	58,261	53,743
Materials and supplies	4,188	976
Prepaid expenses and other assets	(10,130)	(12,556)
Accounts payable and accrued expenses	17,742	(1,830)
Deferred revenue	2,724	—
Net cash provided by (used in) operating activities	(77,897)	208,375
Cash flow from investing activities:
Capital expenditures	(32,762)	(42,806)
Purchase of available-for-sale securities	(6,000)	—
Net cash used in investing activities	(38,762)	(42,806)
Cash flow from financing activities:
Payments for shares issued under share-based compensation plan	(199)	(89)
Proceeds from long-term debt	—	235,000
Payments on long-term debt	(146,473)	(69,180)
Payments for financing costs	(4,530)	(2,015)
Net cash provided by (used in) financing activities	(151,202)	163,716
Net increase (decrease) in cash and cash equivalents	(267,861)	329,285
Cash, cash equivalents and restricted cash, beginning of period	626,168	116,033
Cash, cash equivalents and restricted cash, end of period	$358,307	$445,318

See accompanying notes to unaudited condensed consolidated financial statements.

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (Unaudited)

Note 1 — Nature of Business

Pacific Drilling S.A. and its subsidiaries (“Pacific Drilling,” the “Company,” “we,” “us” or “our”) is an international offshore drilling contractor committed to being the preferred provider of offshore drilling services to the oil and natural gas industry through the use of high-specification floating rigs. Our primary business is to contract our high-specification floating rigs to drill wells for our clients.

Note 2 — Bankruptcy Proceeding and Liquidity

Bankruptcy Proceeding — On November 12, 2017 (the “Petition Date”), Pacific Drilling S.A. and certain of its subsidiaries (collectively, the “Debtors”) filed voluntary petitions (the “Bankruptcy Petitions”) for relief under Chapter 11 of Title 11 of the United States Code (the “Bankruptcy Code”) in the United States Bankruptcy Court for the Southern District of New York (the “Bankruptcy Court”).  We have sought approval from the Bankruptcy Court to jointly administer the cases under the caption In re Pacific Drilling S.A.  No trustee has been appointed and we will continue to operate as a “debtor in possession” under the jurisdiction of the Bankruptcy Court and in accordance with the applicable provisions of the Bankruptcy Code and the orders of the Bankruptcy Court.  To assure ordinary course operations, we have sought approval from the Bankruptcy Court for a variety of “first day” motions, including authority to maintain bank accounts and other customary relief. The relief requested in these motions will allow us to continue to operate our business in the normal course.

As a result of the Bankruptcy Petitions, the realization of assets and the satisfaction of liabilities are subject to uncertainty. The filing of the Bankruptcy Petitions constituted an event of default with respect to all of our existing debt obligations. While operating as debtors-in-possession under Chapter 11, we may sell or otherwise dispose of or liquidate assets or settle liabilities, subject to the approval of the Bankruptcy Court or as otherwise permitted in the ordinary course of business (and subject to applicable orders of the Bankruptcy Court), for amounts other than those reflected in the accompanying condensed consolidated financial statements. Further, any restructuring plan may impact the amounts and classifications of assets and liabilities reported in our condensed consolidated financial statements.

Liquidity  — Our liquidity fluctuates depending on a number of factors, including, among others, our revenue efficiency and the timing of accounts receivable collection as well as payments for operating costs and debt repayments. Market conditions in the offshore drilling industry in recent years have led to materially lower levels of spending for offshore exploration and development by our current and potential customers on a global basis while at the same time supply of available drillships has increased, which in turn has negatively affected our revenue, profitability and cash flows.

Primary sources of funds for our short-term liquidity needs are expected to be our cash flow generated from operating activities and existing cash, cash equivalents and restricted cash balances. As of September 30, 2017, we had $349.8 million of cash and cash equivalents and $8.5 million of restricted cash. As part of our “first day” relief in the Chapter 11 proceedings, we have filed a motion with the Bankruptcy Court seeking authority to use property that may be deemed to be “cash collateral” of our prepetition lenders within the meaning of Section 363(a) of the Bankruptcy Code, which may include a portion of our cash flow generated from operating activities. We do not have additional borrowing capacity under any of our outstanding credit facilities, though we may seek “debtor in possession” financing with the approval of the Bankruptcy Court in the future if required.

We have significant indebtedness. Our level of indebtedness has adversely impacted and is continuing to adversely impact our financial condition. Our financial condition, the defaults under our debt agreements, and the risks and uncertainties surrounding our Chapter 11 proceedings raise substantial doubt about our ability to continue as a going concern. However, the condensed consolidated financial statements have been prepared on a going concern basis of accounting, which contemplates continuity of operations, realization of assets, and satisfaction of liabilities and commitments in the normal course of business. The condensed consolidated financial statements do not include any

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (Unaudited) – Continued

adjustments that might result from the outcome of our Chapter 11 proceedings.  If we cannot continue as a going concern, adjustments to the carrying values and classification of our assets and liabilities and the reported amounts of income and expenses could be required and could be material.

Note 3 — Significant Accounting Policies

Basis of Presentation — Our accompanying unaudited condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“GAAP”) for interim financial information and Article 10 of Regulation S-X of the Securities and Exchange Commission. Pursuant to such rules and regulations, these financial statements do not include all disclosures required by GAAP for complete financial statements. Our unaudited condensed consolidated financial statements reflect all adjustments that are, in the opinion of management, necessary for a fair presentation of financial position, results of operations and cash flows for the presented interim periods. Such adjustments are considered to be of a normal recurring nature unless otherwise identified. Operating results for  the three and nine months ended September 30, 2017 are not necessarily indicative of the results that may be expected for the year ending December 31, 2017 or for any future period. The accompanying unaudited condensed consolidated financial statements and notes should be read in conjunction with the audited consolidated financial statements and notes of the Company for the year ended December 31, 2016.

Principles of Consolidation — Our unaudited condensed consolidated financial statements include the accounts of Pacific Drilling S.A. and consolidated subsidiaries that we control by ownership of a majority voting interest and entities that meet the criteria for variable interest entities for which we are deemed to be the primary beneficiary for accounting purposes. We eliminate all intercompany transactions and balances in consolidation.

We are party to a Nigerian joint venture, Pacific International Drilling West Africa Limited (“PIDWAL”), with Derotech Offshore Services Limited (“Derotech”), a privately-held Nigerian registered limited liability company. Derotech owns 51% of PIDWAL and PIDWAL has a 50.1% ownership interest in two of our rig holding subsidiaries, Pacific Bora Ltd. and Pacific Scirocco Ltd. PIDWAL’s interest in the rig holding subsidiaries is held through a holding company of PIDWAL, Pacific Drillship Nigeria Limited (“PDNL”). Derotech will not accrue the economic benefits of its interest in PIDWAL unless and until it satisfies certain outstanding obligations to us and a certain pledge is cancelled by us. Likewise, PIDWAL will not accrue the economic benefits of its interest in PDNL unless and until it satisfies certain outstanding obligations to us and a certain pledge is cancelled by us. PIDWAL and PDNL are variable interest entities for which we are the primary beneficiary. Accordingly, we consolidate all interests of PIDWAL and PDNL and no portion of their operating results is allocated to the noncontrolling interest.

In addition to the joint venture agreement, we are a party to marketing and logistic services agreements with Derotech and an affiliated company of Derotech. During the three and nine months ended September 30, 2017, we incurred fees of $0.5 million and $2.3 million, respectively, under such agreements. During the three and nine months ended September 30, 2016, we incurred fees of  $1.9 million and $7.2 million, respectively, under such agreements.

Related Party Transactions — In August 2017, we executed an agreement with our majority shareholder for the reimbursement or payment of certain legal and advisory fees incurred by the majority shareholder and related to its participation in the negotiation of our debt restructuring on behalf of all our shareholders.  During the three and nine months ended September 30, 2017, we incurred fees of $2.5 million and $2.5 million, respectively, under such agreement.

Available-for-sale Securities — We record our investment in available-for-sale securities at fair value with unrealized gains and losses, net of tax, in accumulated other comprehensive loss on our condensed consolidated balance sheets. We report realized gains or losses and any unrealized losses that are determined to be other than temporary on our condensed consolidated statements of operations. See Note 8.

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (Unaudited) – Continued

Recently Adopted Accounting Standards

Deferred Taxes — On November 20, 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2015-17, Balance Sheet Classification of Deferred Taxes, which requires all deferred tax assets and liabilities, along with any related valuation allowance, be classified as noncurrent on the balance sheet. The guidance, however, does not change the existing requirement that only permits offsetting within a tax jurisdiction. We adopted the standard prospectively effective January 1, 2017, which resulted in the reclassification of our deferred tax balances from current to long-term on our consolidated balance sheets. Our adoption of the standard did not have a material effect on our consolidated financial statements and related disclosures.

Share-based Payments — On March 30, 2016, the FASB issued ASU 2016-09, Improvements to Employee Share-Based Payment Accounting, which requires recognition of the income tax effects of equity awards in the income statement when the awards vest or are settled. The standard also allows employers to withhold shares upon settlement of an award for an amount up to the employees’ maximum individual tax rate in the relevant jurisdiction without resulting in liability classification of the award. The standard permits entities to make an accounting policy election for the impact of forfeitures on the recognition of expense for share-based payment awards. We adopted the standard effective January 1, 2017, using estimated forfeitures to recognize expense for share-based payment awards. Our adoption of the standard did not have a material effect on our consolidated financial statements and related disclosures.

Recently Issued Accounting Standards

Revenue Recognition — On May 28, 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers, which requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. This standard will replace most existing revenue recognition guidance under GAAP when it becomes effective. We plan to adopt ASU 2014-09 effective January 1, 2018 using the modified retrospective approach whereby we will record the cumulative effect of applying the new standard to all outstanding contracts as of January 1, 2018 as an adjustment to opening retained earnings.

When applying the new standard, we plan to account for our drilling contracts as a single performance obligation composed of a series of distinct goods or services, which will be satisfied over time. We will determine the total transaction price for each individual contract by estimating both fixed and variable consideration expected to be earned over the term of the contract. Consideration that does not relate to a distinct good or service, such as mobilization, demobilization, and contract preparation revenue, will be allocated across the single performance obligation and recognized ratably over the term of the contract. All other components of consideration within a contract, including the dayrate revenue, will continue to be recognized in the period when the services are performed. We expect our revenue recognition under ASU 2014-09 to differ from our current revenue recognition pattern only as it relates to demobilization and certain contract modification revenue.  Demobilization revenue, which is recognized upon completion of a contract under current GAAP, will be estimated at contract inception and recognized over the term of the contract under the new guidance. Contract modification revenue that does not add distinct goods or services, which is recognized prospectively over the remaining contract term under current GAAP, will be accounted for as part of the original contract through a cumulative catch-up adjustment.

Classification and Measurement of Financial Instruments — On January 25, 2016, the FASB issued ASU 2016-01, Financial Instruments – Overall: Recognition and Measurement of Financial Assets and Financial Liabilities, which requires all equity investments that do not result in consolidation and are not accounted for under the equity method to be measured at fair value through earnings, and eliminates the available-for-sale classification for equity securities with readily determinable fair values. This update is effective for annual and interim periods beginning after January 1, 2018. We are currently evaluating the effect the standard may have on our consolidated financial statements and related disclosures.

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (Unaudited) – Continued

Leases —  On February 25, 2016, the FASB issued ASU 2016-02, Leases, which (a) requires lessees to recognize a right-of-use asset and liability for virtually all leases, and (b) updates previous accounting standards for lessors to align certain requirements with the updates to lessee accounting standards and the revenue recognition accounting standards. The update, which permits early adoption, is effective for annual and interim periods beginning after December 15, 2018. Under the updated accounting standards, we believe that our drilling contracts may contain a lease component, and our adoption of the updates, therefore, may require that we separately recognize revenues associated with the lease and services components. Additionally, for transactions in which we are considered a lessee, we will recognize a  lease liability and a right-of-use asset based on our portfolio of leases upon adoption. We expect to adopt the standard effective January 1, 2019 using the modified retrospective approach. Our adoption, and the ultimate effect on our consolidated financial statements, will be based on an evaluation of the contract-specific facts and circumstances, and such effect could introduce variability to the timing of our revenue recognition relative to current accounting standards. We are currently evaluating the requirements to determine the effect such requirements may have on our consolidated financial statements and related disclosures.

Measurement of Credit Losses on Financial Instruments — On June 16, 2016, the FASB issued ASU 2016-13, Financial Instruments – Credit Losses (Topic 326), which introduces a new model for recognizing credit losses on financial instruments based on an estimate of current expected credit losses. The new model will apply to: (1) loans, accounts receivable, trade receivables, and other financial assets measured at amortized cost, (2) loan commitments and certain other off-balance sheet credit exposures, (3) debt securities and other financial assets measured at fair value through other comprehensive income, and (4) beneficial interests in securitized financial assets. This update is effective for annual and interim periods beginning after January 1, 2020. We are currently evaluating the effect the standard may have on our consolidated financial statements and related disclosures.

Tax Accounting for Intra-Entity Asset Transfers — On October 24, 2016, the FASB issued ASU 2016-16, Accounting for Income Taxes: Intra-Entity Asset Transfers of Assets Other than Inventory,  which requires entities to recognize the income tax consequences of an intra-entity transfer of an asset other than inventory when the transaction occurs as opposed to deferring tax consequences and amortizing them into future periods. This update is effective for annual and interim periods beginning after January 1, 2018 with early adoption permitted, and requires a modified retrospective approach with a cumulative-effect adjustment directly to retained earnings at the beginning of the period of adoption. We are currently evaluating the effect the standard may have on our consolidated financial statements and related disclosures.

Scope of Modification Accounting for Stock Compensation — On May 10, 2017, the FASB issued ASU 2017-09, Compensation—Stock Compensation (Topic 718)—Scope of Modification Accounting,  which clarifies when to account for a change to the terms or conditions of a share-based payment award as a modification. Under the new guidance, modification accounting is required only if the fair value, the vesting conditions, or the classification of the award (as equity or liability) changes as a result of the change in terms or conditions. This update is effective prospectively for annual periods beginning after January 1, 2018 with early adoption permitted. We are currently evaluating the effect the standard may have on our consolidated financial statements and related disclosures.

Modification of Accounting for Hedging Activities — On August 28, 2017, the FASB issued ASU 2017-12, Derivatives and Hedging (Topic 815)—Targeted Improvements to Accounting for Hedging Activities, which eliminates the requirement to separately measure and report hedge ineffectiveness and requires the entire change in the fair value of a hedging instrument to be presented in the same income statement line as the hedged item. The new guidance also eases certain documentation and assessment requirements and modifies the accounting for components excluded from the assessment of hedge effectiveness.  This update is effective prospectively for annual and interim periods beginning after January 1, 2019 with early adoption permitted. We are currently evaluating the effect the standard may have on our consolidated financial statements and related disclosures.

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (Unaudited) – Continued

Note 4 — Property and Equipment

Property and equipment consists of the following:

	September 30,	December 31,
	2017	2016
	(in thousands)
Drillships and related equipment	$5,907,686	$5,891,860
Other property and equipment	20,668	20,360
Property and equipment, cost	5,928,354	5,912,220
Accumulated depreciation	(1,210,747)	(1,002,347)
Property and equipment, net	$4,717,607	$4,909,873

Note 5 — Debt

Debt, net of debt discounts, consists of the following:

	September 30,	December 31,
	2017	2016
	(in thousands)
Due within one year:
2017 Senior Secured Notes	$439,364	$438,880
2018 Senior Secured Term Loan B	718,125	7,500
2013 Revolving Credit Facility	475,000	—
Senior Secured Credit Facility	661,478	79,757
2020 Senior Secured Notes	750,000	—
Less: unamortized deferred financing costs	—	(29,347)
Total current debt	3,043,967	496,790
Long-term debt:
2018 Senior Secured Term Loan B	—	715,206
2013 Revolving Credit Facility	—	500,000
Senior Secured Credit Facility	—	697,569
2020 Senior Secured Notes	—	750,000
Less: unamortized deferred financing costs	—	(14,116)
Total long-term debt	—	2,648,659

Total debt	$3,043,967	$3,145,449

2017 Senior Secured Notes

In November 2012, Pacific Drilling V Limited (“PDV”), an indirect, wholly-owned subsidiary of the Company, and the Company, as guarantor, completed a private placement of $500.0 million in aggregate principal amount of 7.25% senior secured notes due 2017 (the “2017 Senior Secured Notes”). The 2017 Senior Secured Notes bear interest at 7.25% per annum, payable semiannually on June 1 and December 1. As a result of the filing of the Bankruptcy Petitions, the full principal amount of the 2017 Senior Secured Notes was automatically accelerated and is currently due and payable.

The 2017 Senior Secured Notes are secured by a first-priority security interest (subject to certain exceptions) in the Pacific Khamsin, and substantially all of the other assets of PDV, including an assignment of earnings and insurance proceeds related to the Pacific Khamsin.

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (Unaudited) – Continued

On July 5, 2017, we announced the launch by PDV of a private consent solicitation pursuant to which PDV solicited the consent of the holders of the 2017 Senior Secured Notes to an extension of the maturity date of the Notes to June 1, 2018 in order to give the Company more time to negotiate a refinancing transaction or undertake a holistic restructuring with all of its creditors (the “Solicitation”).  The Solicitation expired in accordance with its terms on August 2, 2017 without receiving sufficient consents to approve the maturity extension.

During the year ended December 31, 2016, we repurchased $60.6 million of our 2017 Senior Secured Notes.

Senior Secured Credit Facility

In February 2013, Pacific Sharav S.à.r.l. and Pacific Drilling VII Limited (collectively, the “SSCF Borrowers”) and the Company, as guarantor, entered into a senior secured credit facility agreement, as amended and restated (the “SSCF”), to finance the construction, operation and other costs associated with the Pacific Sharav and the Pacific Meltem (the “SSCF Vessels”). The SSCF is primarily secured on a first priority basis by liens on the SSCF Vessels, and by an assignment of earnings and insurance proceeds relating thereto. As a result of the filing of the Bankruptcy Petitions, the full amount of the SSCF was automatically accelerated and is currently due and payable.

In 2015, we completed the final drawdown under this facility, resulting in a cumulative total drawdown of $985.0 million. We do not have any undrawn capacity on this facility as of September 30, 2017.

Following the final drawdown, the SSCF consisted of two principal tranches: (i) a Commercial Tranche of $492.5 million provided by a syndicate of commercial banks and (ii) a Garanti - Instituttet for Eksportkreditt (“GIEK”) Tranche of $492.5 million guaranteed by GIEK, comprised of two sub-tranches: (x) an Eksportkreditt Norge AS (“EKN”) sub-tranche of $246.3 million and (y) a bank sub-tranche of $246.3 million.

Borrowings under (A) the Commercial Tranche bear interest at London Interbank Offered Rate (“LIBOR”) plus a margin of 3.75%, (B) the EKN sub-tranche bear interest, at our option, at (i) LIBOR plus a margin of 1.5% (which margin may be reset on May 31, 2019) or (ii) at a Commercial Interest Reference Rate of 2.37%, and (C) the bank sub-tranche bear interest at LIBOR plus a margin of 1.5%. Borrowings under both sub-tranches are also subject to a guarantee fee of 2% per annum. Interest is payable quarterly. We have entered into interest rate swaps to hedge against fluctuations in LIBOR. See Note 9.

As of December 31, 2016, we had pledged $31.7 million as collateral to the SSCF lenders to comply with the loan to rig value covenant, which requires semi-annual broker valuations of the vessels securing the SSCF to equal at least 125% of the outstanding SSCF balance as of each valuation date. The pledged amount was classified as restricted cash on our condensed consolidated balance sheets.

2020 Senior Secured Notes

On June 3, 2013, we completed a $750.0 million private placement of 5.375% senior secured notes due 2020 (the “2020 Senior Secured Notes”). The 2020 Senior Secured Notes bear interest at 5.375% per annum, payable semiannually on June 1 and December 1, and mature on June 1, 2020. As a result of the filing of the Bankruptcy Petitions, the full principal amount of the 2020 Senior Secured Notes was automatically accelerated and is currently due and payable.

The 2020 Senior Secured Notes are guaranteed by each of our subsidiaries that own the Pacific Bora, the Pacific Mistral, the Pacific Scirocco and the Pacific Santa Ana (the “Shared Collateral Vessels”), each of our subsidiaries that own or previously owned equity or similar interests in a Shared Collateral Vessel-owning subsidiary, and certain other of our subsidiaries that are parties to charters in respect of the Shared Collateral Vessels, and will be guaranteed by certain other future subsidiaries.

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (Unaudited) – Continued

The 2020 Senior Secured Notes are secured, on an equal and ratable, first priority basis, with the obligations under the Senior Secured Term Loan B (as defined below), the 2013 Revolving Credit Facility (as defined below) and certain future obligations, subject to payment priorities in favor of lenders under the 2013 Revolving Credit Facility pursuant to the terms of an intercreditor agreement (the “Intercreditor Agreement”), by liens on the Shared Collateral Vessels, a pledge of the equity of the entities that own the Shared Collateral Vessels, assignments of earnings and insurance proceeds with respect to the Shared Collateral Vessels, and certain other assets of the subsidiary guarantors (collectively, the “Shared Collateral”).

2018 Senior Secured Institutional Term Loan – Term Loan B

On June 3, 2013, we entered into a $750.0 million senior secured institutional term loan maturing 2018 (the “Senior Secured Term Loan B”). The Senior Secured Term Loan B bears interest, at our election, at either (1) LIBOR, which will not be less than a floor of 1% plus a margin of 3.5% per annum, or (2) a rate of interest per annum equal to (i) the prime rate for such day, (ii) the sum of the federal funds rate plus 0.5% or (iii) 1% per annum above the one-month LIBOR, whichever is the highest rate in each case plus a margin of 2.5% per annum. Interest is payable quarterly. The Senior Secured Term Loan B requires quarterly amortization payments of $1.9 million and matures on June 3, 2018. We have entered into interest rate swaps to hedge against fluctuations in LIBOR. See Note 9.

As a result of the filing of the Bankruptcy Petitions, the full amount of the Senior Secured Term Loan B was automatically accelerated and is currently due and payable.

The Senior Secured Term Loan B is secured by the Shared Collateral and subject to the terms and provisions of the Intercreditor Agreement.

2013 Revolving Credit Facility

On June 3, 2013, we entered into a $500.0 million senior secured revolving credit facility maturing 2018 (as amended, the “2013 Revolving Credit Facility”). The 2013 Revolving Credit Facility is secured by the Shared Collateral and subject to the provisions of the Intercreditor Agreement. As of September 30, 2017, the 2013 Revolving Credit Facility permitted loans to be extended up to a maximum sublimit of $475.0 million and permitted letters of credit to be issued up to a maximum sublimit of $300.0 million, subject to a $475.0 million overall facility limit. We do not have additional borrowing capacity and are prohibited from incurring additional secured debt under our 2013 Revolving Credit Facility.

As a result of the filing of the Bankruptcy Petitions, the full amount of the 2013 Revolving Credit Facility was automatically accelerated and is currently due and payable.

Borrowings under the 2013 Revolving Credit Facility bear interest, at our option, at either (1) LIBOR plus a margin ranging from 3.25% to 3.75% based on our leverage ratio, or (2) a rate of interest per annum equal to (i) the prime rate for such day, (ii) the sum of the federal funds rate plus 0.5% or (iii) 1% per annum above the one-month LIBOR, whichever is the highest rate in each case plus a margin ranging from 2.25% to 2.75% per annum based on our leverage ratio. Undrawn commitments accrue a fee ranging from 1.3% to 1.5% per annum based on our leverage ratio. Interest is payable quarterly. Outstanding but undrawn letters of credit accrue a fee at a rate equal to the margin on LIBOR loans minus 1%.

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (Unaudited) – Continued

Covenant Violations

As of September 30, 2017, we were in violation of the maximum leverage ratio and net debt per rig covenants of the SSCF and the 2013 Revolving Credit Facility.

Deferred Financing Costs

As a result of the filing of the Bankruptcy Petitions, $30.8 million of deferred financing costs previously recorded within our condensed consolidated balance sheets were written off as an expense during the three months ended September 30, 2017.

Note 6 — Earnings per Share

The following reflects the income and the share data used in the basic and diluted earnings (loss) per share computations:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2017	2016	2017	2016
	(in thousands, except per share information)
Numerator:
Net income (loss), basic and diluted	$(157,521)	$156	$(395,434)	$5,879
Denominator:
Weighted-average number of common shares outstanding, basic	21,332	21,183	21,308	21,161
Effect of share-based compensation awards	—	1	—	—
Weighted-average number of common shares outstanding, diluted	21,332	21,184	21,308	21,161
Earnings (loss) per share:
Basic	$(7.38)	$0.01	$(18.56)	$0.28
Diluted	$(7.38)	$0.01	$(18.56)	$0.28

The following table presents the share effects of share-based compensation awards excluded from our computations of diluted earnings per share as their effect would have been anti-dilutive for the periods presented:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2017	2016	2017	2016
	(in thousands)		(in thousands)
Share-based compensation awards	682	1,214	682	1,217

Note 7 — Income Taxes

We recognize tax benefits from an uncertain tax position only if it is more likely than not that the position will be sustained upon examination by taxing authorities based on the technical merits of the position. The amount recognized is the largest benefit that we believe has greater than a 50% likelihood of being realized upon settlement. As of September 30, 2017 and December 31, 2016, we had $38.4 million and $34.0 million, respectively, of unrecognized tax benefits (excluding interest and penalties) which were included in other long-term liabilities on our condensed consolidated balance sheets. To the extent we have income tax receivable balances available to utilize against amounts payable for unrecognized tax benefits, we have presented such receivable balances as a reduction to other long-term liabilities on our condensed consolidated balance sheets. The entire balance of unrecognized tax benefits as of September 30, 2017 would favorably impact our effective tax rate if recognized. Included on our condensed consolidated

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (Unaudited) – Continued

balance sheets as of September 30, 2017 and December 31, 2016 were $0 and $4.8 million, respectively, of interest and penalties related to unrecognized tax benefits.

Note 8 — Available-for-sale Securities

In June and August 2017, we received certain equity securities of Hyperdynamics Corporation (OTCQX: HDYN), consisting of 4,677,450 shares of HDYN common shares and warrants to purchase 3,082,194 shares of HDYN common shares issued to us as payment of a portion of our revenues due under the Offshore Drilling Contract with HDYN. These equity securities were issued in private placement transactions not registered under the Securities Act of 1933 and contain restrictions on resale. However, in connection with these issuances, HDYN also entered into a registration rights agreement with us, requiring HDYN to file a registration statement to register the securities under the Securities Act. On July 27, 2017, HDYN filed the required registration statement but the registration statement has not yet been declared effective. These equity securities are classified as available-for-sale securities, recorded in prepaid expenses and other current assets on our condensed consolidated balance sheets.

In September 2017, HDYN share price decreased significantly after it announced that its exploration well did not encounter hydrocarbons. During the three and nine months ended September 30, 2017, we recognized an other-than-temporary impairment in our HDYN available-for-sale securities of $6.1 million, recorded in other expense in our condensed consolidated statements of operations. As of September 30, 2017, the aggregate fair value and cost basis of our investment were $0.7 million and $6.8 million, respectively.

Note 9 — Derivatives

We are currently exposed to market risk from changes in interest rates and foreign exchange rates. From time to time, we may enter into a variety of derivative financial instruments in connection with the management of our exposure to fluctuations in interest rates and foreign exchange rates. We do not enter into derivative transactions for speculative purposes; however, for accounting purposes, certain transactions may not meet the criteria for hedge accounting.

In 2013, we entered into an interest rate swap as a cash flow hedge against future fluctuations in LIBOR with a notional value of $712.5 million. The interest rate swap does not amortize and matures on December 3, 2017. On a quarterly basis, we pay a fixed rate of 1.56% and receive the maximum of 1% or three-month LIBOR. As of September 30, 2017, we discontinued hedge accounting of the interest rate swap.

In 2013, we also entered into an interest rate swap as a cash flow hedge against future fluctuations in LIBOR with a notional value of $400.0 million. The interest rate swap does not amortize and matures on July 1, 2018. On a quarterly basis, we pay a fixed rate of 1.66% and receive three-month LIBOR.

In 2014, we entered into a series of foreign currency forward contracts as a cash flow hedge against future exchange rate fluctuations between the Euro and U.S. Dollar. We used the forward contracts to hedge Euro payments for forecasted capital expenditures. As of December 31, 2016, the forward contracts were fully settled. Upon settlement, we paid U.S. Dollars and received Euros at forward rates ranging from $1.25 to $1.27. As a result of settling the effective hedge, we incurred net cash outflows of $0.6 million in January 2016, based on the prevailing Euro exchange rates and reclassified the amounts from accumulated other comprehensive income to property and equipment.

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (Unaudited) – Continued

The following table provides data about the fair values of derivatives:

		September 30,	December 31,
Derivatives Designated as Hedging Instruments	Balance Sheet Location	2017	2016
		(in thousands)

Short-term—Interest rate swaps	Accrued expenses	$(477)	$(3,838)
Long-term—Interest rate swaps	Other long-term liabilities	—	(84)
Total		$(477)	$(3,922)

		September 30,	December 31,
Derivatives Not Designated as Hedging Instruments	Balance Sheet Location	2017	2016
		(in thousands)

Short-term—Interest rate swaps	Accrued expenses	$(287)	$—
Total		$(287)	$—

We have elected not to offset the fair value of derivatives subject to master netting agreements, but to report them on a gross basis on our condensed consolidated balance sheets.

The following table summarizes the cash flow hedge gains and losses for the three months ended September 30, 2017 and 2016:

					Gain (Loss) Recognized in
	Gain (Loss) Recognized in Other		Loss Reclassified from		Income (Ineffective Portion and
	Comprehensive Income (“OCI”)		Accumulated OCI into Income		Amount Excluded from Effectiveness
	for the Three Months Ended		for the Three Months Ended		Testing) for the Three Months Ended
	September 30,		September 30,		September 30,
Derivatives in Cash Flow Hedging Relationships	2017	2016	2017	2016	2017	2016
	(in thousands)
Interest rate swaps	$1,283	$3,315	$1,411	$2,254	$—	$—
Foreign currency forward contracts	$—	$(31)	$—	$—	$—	$—

The following table summarizes the cash flow hedge gains and losses for the nine months ended September 30, 2017 and 2016:

					Gain (Loss) Recognized in
	Gain (Loss) Recognized in Other		Loss Reclassified from		Income (Ineffective Portion and
	Comprehensive Income (“OCI”)		Accumulated OCI into Income		Amount Excluded from Effectiveness
	for the Nine Months Ended		for the Nine Months Ended		Testing) for the Nine Months Ended
	September 30,		September 30,		September 30,
Derivatives in Cash Flow Hedging Relationships	2017	2016	2017	2016	2017	2016
	(in thousands)
Interest rate swaps	$4,029	$287	$4,703	$6,748	$—	$—
Foreign currency forward contracts	$—	$513	$—	$—	$—	$—

As of September 30, 2017, the estimated amount of net losses associated with derivative instruments that would be reclassified from accumulated other comprehensive loss to earnings during the next twelve months was $1.2 million. During the three and nine months ended September 30, 2017, we reclassified $1.3 million and $4.1 million to interest expense and $0.2 million and $0.6 million to depreciation from accumulated other comprehensive loss, respectively.

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (Unaudited) – Continued

During the three and nine months ended September 30, 2016, we reclassified $2.1 million and $6.2 million to interest expense and $0.2 million and $0.6 million to depreciation from accumulated other comprehensive loss, respectively.

Note 10 — Fair Value Measurements

We estimated fair value by using appropriate valuation methodologies and information available to management as of September 30, 2017 and December 31, 2016. Considerable judgment is required in developing these estimates, and accordingly, estimated values may differ from actual results.

The estimated fair value of cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximated their carrying value due to their short-term nature. It is not practicable to estimate the fair value of our receivable from SHI (as defined in Note 11), SSCF debt and 2013 Revolving Credit Facility. The following table presents the carrying value and estimated fair value of our cash and cash equivalents and other debt instruments:

	September 30, 2017		December 31, 2016
	Carrying	Estimated	Carrying	Estimated
	Value	Fair Value	Value	Fair Value
	(in thousands)
Cash and cash equivalents	$349,807	$349,807	$585,980	$585,980
2017 Senior Secured Notes	$439,364	$166,958	$438,880	$208,698
2018 Senior Secured Term Loan B	$718,125	$201,075	$722,706	$256,931
2020 Senior Secured Notes	$750,000	$221,250	$750,000	$270,000

We estimate the fair value of our cash equivalents using significant other observable inputs, representative of a Level 2 fair value measurement, including the net asset values of the investments. As of September 30, 2017 and December 31, 2016 the aggregate carrying amount of our cash equivalents was $261.1 million and $0, respectively. We estimate the fair values of our variable-rate and fixed-rate debt using quoted market prices to the extent available and significant other observable inputs, which represent Level 2 fair value measurements.

The following table presents the carrying value and estimated fair value of our financial instruments recognized at fair value on a recurring basis:

	September 30, 2017
	Carrying	Fair Value Measurements Using
	Value	Level 1	Level 2	Level 3
	(in thousands)
Assets:
Available-for-sale securities	$683	—	$683	—

Liabilities:
Interest rate swaps	$(764)	—	$(764)	—

	December 31, 2016
	Carrying	Fair Value Measurements Using
	Value	Level 1	Level 2	Level 3
	(in thousands)
Liabilities:
Interest rate swaps	$(3,922)	—	$(3,922)	—

We estimate the fair value of our available-for-sale securities using quoted market prices of identical assets in less active markets and significant other observable inputs, which represent a Level 2 fair value measurement.

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (Unaudited) – Continued

We use an income approach to value assets and liabilities for outstanding interest rate swaps. These contracts are valued using a discounted cash flow model that calculates the present value of future cash flows under the terms of the contracts using market information as of the reporting date, such as prevailing interest rates and forward rates. The determination of the fair values above incorporated various factors, including the impact of the counterparty’s non-performance risk with respect to our financial assets and our non-performance risk with respect to our financial liabilities.

See Note 8 and Note 9 for further discussion of our use of financial instruments and their fair values.

Note 11 — Commitments and Contingencies

Commitments — As of September 30, 2017, we had no material commitments.

Customs Bonds — As of September 30, 2017, we were contingently liable under certain customs bonds totaling approximately $43.0 million issued as security in the normal course of our business.

Contingencies — It is to be expected that we will routinely be involved in litigation and disputes arising in the ordinary course of our business.

On the Petition Date, Pacific Drilling S.A. and certain of its subsidiaries filed voluntary petitions for relief under Chapter 11 of the Bankruptcy Code in the Bankruptcy Court. As a result of the Chapter 11 proceedings, attempts to prosecute, collect, secure or enforce remedies with respect to pre-petition claims against us are subject to the automatic stay provisions of Section 362(a) of the Bankruptcy Code, including litigation relating to us and our subsidiaries that are Debtors in the Chapter 11 proceedings.

On April 16, 2013, Transocean Offshore Deepwater Drilling, Inc. (“Transocean”) filed a complaint against us in the United States District Court for the Southern District of Texas alleging infringement of their dual activity patents, which was supplemented by an Amended Complaint filed on May 13, 2013. In its Amended Complaint, Transocean sought relief in the form of a permanent injunction, compensatory damages, enhanced damages, court costs and fees. On May 31, 2013, we filed our Answer to the Amended Complaint and our Counterclaims seeking Declaratory Judgments that we did not infringe the asserted Transocean patents and that such patents were invalid and unenforceable. The Court granted a stay of the litigation pending the resolution of three Inter Partes Reviews instituted by the U.S. Patent and Trademark Office (“PTO”) on March 28, 2016 with respect to the same three patents that were the subject of Transocean’s litigation against us. The PTO ruled in late March 2017 to uphold the validity of Transocean’s patents. On August 1, 2017, we reached an amicable settlement of the litigation with Transocean for an immaterial amount.

On October 29, 2015, we exercised our right to rescind the construction contract with Samsung Heavy Industries (“SHI”) for the drillship the Pacific Zonda (the “Construction Contract”) due to SHI’s failure to timely deliver the drillship in accordance with the contractual specifications. SHI rejected our rescission, and on November 25, 2015, formally commenced an arbitration proceeding against us in London under the Arbitration Act 1996 before a tribunal of three arbitrators (as specified in the Construction Contract). SHI claims that we wrongfully rejected their tendered delivery of the drillship and seeks the final installment of the purchase price under the Construction Contract. On November 30, 2015, we made demand under the third party refund guarantee accompanying the Construction Contract for the amount of our advance payments made under the Construction Contract, plus interest. Any payment under the refund guarantee is suspended until an award under the arbitration is obtained. In addition to seeking repayment of our advance payments made under the Construction Contract, we have made a counterclaim for the return of our purchased equipment, or the value of such equipment, and damages for our wasted expenditures. A hearing for the arbitration proceeding has been set for February 5, 2018. We do not believe that the ultimate outcome resulting from this arbitration will have a material adverse effect on our financial position, results of operations or cash flows. As part of our “first day”

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (Unaudited) – Continued

relief in the Chapter 11 proceedings, we have sought a modification of the automatic stay provisions of the Bankruptcy Code to allow us to proceed with this arbitration.

Note 12 — Supplemental Cash Flow and Financial Information

During the nine months ended September 30, 2017 and 2016, we paid $106.1 million and $107.3 million of interest, respectively. During the nine months ended September 30, 2017 and 2016, we paid $4.6 million and $9.8 million of income taxes, respectively.

Within our condensed consolidated statements of cash flows, capital expenditures represent expenditures for which cash payments were made during the period. These amounts exclude accrued capital expenditures, which are capital expenditures that were accrued but unpaid. During the nine months ended September 30, 2017 and 2016, changes in accrued capital expenditures were $(18.7) million and $(9.8) million, respectively.

During the nine months ended September 30, 2017 and 2016, non-cash acquisition of available-for-sale securities was $0.8 million and $0, respectively. See Note 8 for further discussion of our investment in HDYN.

As of September  30, 2017 and December 31, 2016, our condensed consolidated balance sheets included $8.5 million in restricted cash used as collateralization under our treasury management services agreement with a financial institution.

As of September 30, 2017 and December 31, 2016, accounts receivable on our condensed consolidated balance sheets were presented net of allowance for doubtful accounts of $2.1 million and $0, respectively.

Note 13 — Subsequent Events

On the Petition Date, we filed voluntary petitions for relief under Chapter 11 of the Bankruptcy Code in the Bankruptcy Court. See Note 2.

Item 2 — Operating and Financial Review and Prospects

Overview

Our primary business is to contract our fleet of rigs to drill wells for our clients. We are focused on the high-specification segment of the floating rig market. The term “high-specification,” as used in the floating rig drilling industry to denote a particular segment of the market, can vary and continues to evolve with technological improvements. We generally consider high-specification requirements to include floating rigs capable of drilling in water depths of more than 7,500 feet or projects requiring advanced operating capabilities, such as high hook-loads (>1,000 tons), large accommodations (200+ beds), increased mud storage and pumping capacity, and high deck-load and space capabilities.

Our Fleet

The following table sets forth certain information regarding our fleet as of November 11, 2017:

Rig Name	Delivered	Water Depth (in feet)	Drilling Depth (in feet)	Customer
Pacific Bora(a)	2010	10,000	37,500	Erin
Pacific Scirocco	2011	12,000	40,000	Available
Pacific Mistral	2011	12,000	37,500	Available
Pacific Santa Ana	2011	12,000	40,000	Petronas
Pacific Khamsin	2013	12,000	40,000	Available
Pacific Sharav	2014	12,000	40,000	Chevron
Pacific Meltem	2014	12,000	40,000	Available

(a)	Maximum water depth could be extended to up to 12,000 feet with drillship modifications.

Fleet Status

The status of our fleet as of November 11, 2017 and certain historical fleet information follows:

•

The Pacific Bora entered service in Nigeria on August 26, 2011 under a contract with a subsidiary of Chevron Corporation (“Chevron”), which was completed on September 27, 2016. From February 9, 2017 to May 16, 2017, the Pacific Bora operated under a contract with Folawiyo AJE Services Limited (“FASL”) in Nigeria. From August 1, 2017 to October 3, 2017, the Pacific Bora operated under a contract with Erin Energy Corporation (“Erin”) in Nigeria. The rig is currently in Nigeria preparing to work for Erin after the customer exercised its option to extend the contract for one additional well.

•

The Pacific Scirocco entered service in Nigeria on December 31, 2011 under a contract with a subsidiary of Total S.A. (“Total”). On December 17, 2016, the Pacific Scirocco completed all contractual obligations for Total. From May 21, 2017 to September 15, 2017, the Pacific Scirocco operated under a contract with Hyperdynamics Corporation (“Hyperdynamics”) in the Republic of Guinea. The rig is currently idle in Tenerife while actively seeking a contract.

•	The Pacific Sharav entered service in the U.S. Gulf of Mexico on August 27, 2014 and is operating under a five-year contract with a subsidiary of Chevron through September 2019.
•

The Pacific Santa Ana entered service in the U.S. Gulf of Mexico on May 4, 2012 and completed its contract with a subsidiary of Chevron on January 31, 2017. The rig is currently mobilizing to Mauritania under a contract with Petronas to perform integrated services for a plug and abandonment project, estimated at 159 days with an option to extend.

•	The Pacific Mistral is currently idle in Tenerife while actively seeking a contract.
•	The Pacific Khamsin is currently idle in Tenerife while actively seeking a contract.
•	The Pacific Meltem is currently idle in Tenerife while actively seeking a contract.

General Industry Trends and Outlook

Historically, operating results in the offshore contract drilling industry have been cyclical and directly related to the demand for and the available supply of drilling rigs, which are influenced by various factors. Since the latter half of 2014, oil prices have exhibited great volatility, declining significantly. Although dayrates and utilization for modern drillships have in the past been less sensitive to short-term oil price movements than those of older or less capable drilling rigs, the recent sustained decline in oil prices has rendered many deepwater projects less attractive to our customers and significantly impacted the number of projects available for modern drillships. The duration of weakness in oil prices remains uncertain.

Drilling Rig Supply

Across the industry, there have been no orders placed since April 2014 to build additional semi-submersibles or drillships, and within the last year, there have been several delays in delivery dates and canceled orders for new drillships. We estimate there are approximately 16 high-specification floating rigs delivered or scheduled for delivery from October 1, 2017 until the end of 2018, at least 7 of which have not yet been announced as being under contract for clients. As a result of significantly reduced contracting activity, 60 to 65 rigs in the ultra-deepwater drilling industry sector have been removed from the actively marketed fleet through cold stacking or scrapping since early 2014. This trend, along with additional delays in delivery dates and cancellations of existing orders for floating rigs, could continue as the offshore drilling market remains weak. The supply of high-specification floating rigs through the end of 2018 can be estimated as a range between 100 and 115. Although we have visibility of the maximum number of high-specification floating rigs that could be available, we cannot accurately predict how many of those rigs will be actively marketed or how many of those rigs may be temporarily or permanently removed from the market.

Drilling Rig Demand

Demand for our drillships is a function of the worldwide levels of offshore exploration and development spending by oil and gas companies, which has decreased or been delayed significantly as a result of the sustained weakness in oil prices. The type of projects that modern drillships undertake are generally located in deeper water, in more remote locations, and are more capital intensive and longer lasting than those of older or less capable drilling rigs. The drilling programs of oil and gas companies are also affected by the global economic and political climate, access to quality drilling prospects, exploration success, perceived future availability and lead time requirements for drilling equipment, advances in drilling technology, and emphasis on deepwater and high-specification exploration and production versus other areas.

Compared to 2016, we have seen an increase in the frequency of informal and formal discussions with clients regarding rig availability, market inquiries, and tenders. As of November 6, 2017, approximately 22 rig years have been contracted through 42 individual high-specification floating rig fixtures in 2017. While this increase is encouraging, we expect contracting activity to remain slow for the next 12 months compared to historical norms.

Supply and Demand Balance

Since the start of the market downturn in 2014, capital expenditure budgets have significantly declined for many exploration and production companies, and we currently see utilization of the industry’s marketed modern drillships below 75%, which we expect to continue through 2018.

We estimate that through the end of 2018, approximately 50 to 55 high-specification floating rigs without currently confirmed client contracts will be available to commence operations. Additionally, multiple older, lower-specification drillships and mid-water semisubmersibles have recently completed contracts without follow-on contracts. The imbalance of supply and demand has exerted considerable pressure on the market and resulted in very few signed drilling contracts and significantly lower dayrates than in past years for those rigs entering into new contracts. While recent scrapping and cold stacking of older assets have lowered the total rig supply, supply of drilling rigs continues to exceed demand. We believe that the industry will need to see a steady increase in oil prices and continue to remove additional rigs from supply in order to rebalance the global fleet.

For more information on this and other risks to our business and our industry, please read Item 3.D, “Risk Factors” in our 2016 Annual Report.

Contract Backlog

Our contract backlog includes firm commitments only, which are represented by signed drilling contracts. As of November 11, 2017 our contract backlog was approximately $448.0 million and was attributable to revenues we expect to generate on (i) the Pacific Sharav under the drilling contract with Chevron, (ii) the Pacific Bora under the drilling contract with Erin, and (iii) the Pacific Santa Ana under the drilling contract with Petronas. We calculate our contract backlog by multiplying the contractual dayrate by the number of days committed under the contracts (excluding options to extend), assuming full utilization, and also including mobilization fees, upgrade reimbursements and other revenue sources, such as the standby rate during upgrades, as stipulated in the applicable contracts. For a well-by-well contract, we calculate the contract backlog by estimating the expected number of days remaining to drill the firm wells committed.

The actual amounts of revenues earned and the actual periods during which revenues are earned may differ from the amounts and periods shown in the table below due to various factors. Our contracts generally provide for termination at the election of the client with an “early termination payment” to be paid to us if a contract is terminated prior to the expiration of the fixed term. However, under certain limited circumstances, such as destruction of a drilling rig, our bankruptcy or sustained unacceptable performance by us, an early termination payment is not required to be paid. Accordingly, the actual amount of revenues earned may be substantially lower than the backlog reported.

The firm commitments that comprise our $448.0 million contract backlog as of November 11, 2017, are as follows:

						Expected
	Contracted		Contract	Contractual	Contract	Contract
Rig	Location	Client	Backlog(a)	Dayrate(a)(b)	Commencement	Duration
Pacific Sharav	U.S. Gulf of Mexico	Chevron	$394,654	$550	August 27, 2014	5 years
Pacific Bora	Nigeria	Erin	$9,000	$150	Late November, 2017	(c)
Pacific Santa Ana	Mauritania	Petronas	$44,319	$265	December 2017	(d)

(a)	In thousands. Based on signed drilling contracts and signed commitments as further described above.
(b)	Based on current contractual dayrate amounts, subject to any applicable escalation provisions.
(c)	Contract extension for one well.
(d)	Contract to perform integrated services for a plug and abandonment project, estimated at 159 days with an option to extend.

Results of Operations

Three Months Ended September 30, 2017 Compared to Three Months Ended September 30, 2016

The following table provides a comparison of our condensed consolidated results of operations for the three months ended September 30, 2017 and 2016:

	Three Months Ended September 30,
	2017	2016	Change	% Change
	(in thousands, except percentages)
Revenues
Contract drilling	$82,110	$182,427	$(100,317)	55%
Costs and expenses
Operating expenses	(58,925)	(68,530)	9,605	14%
General and administrative expenses	(22,076)	(15,150)	(6,926)	46%
Depreciation expense	(69,561)	(69,731)	170	0%
	(150,562)	(153,411)	2,849	2%
Operating income (loss)	(68,452)	29,016	(97,468)	336%
Other income (expense)
Interest expense	(51,146)	(45,888)	(5,258)	11%
Write-off of deferred financing costs	(30,846)	—	(30,846)	100%
Gain on debt extinguishment	—	22,002	(22,002)	100%
Other expense	(5,307)	(628)	(4,679)	745%
Income (loss) before income taxes	(155,751)	4,502	(160,253)	3560%
Income tax expense	(1,770)	(4,346)	2,576	59%
Net income (loss)	$(157,521)	$156	$(157,677)	101075%

Revenues. The decrease in revenues for the three months ended September 30, 2017, as compared to the three months ended September 30, 2016, resulted primarily from the Pacific Santa Ana being offhire throughout the period, and the Pacific Bora and the Pacific Scirocco being idle for a portion of the period in addition to earning lower dayrates compared to their previous contracts in the prior period.

During the three months ended September 30, 2017, our operating fleet of drillships achieved an average revenue efficiency of 99.9% compared to 97.0% for the three months ended September 30, 2016. Revenue efficiency is defined as the actual contractual dayrate revenue (excluding mobilization fees, upgrade reimbursements and other revenue sources) divided by the maximum amount of total contractual dayrate revenue that could have been earned during such period.

Contract drilling revenue for the three months ended September 30, 2017 and 2016 also included amortization of deferred revenue of $5.5 million and $12.3 million and reimbursable revenues of $1.6 million and $4.0 million, respectively. The decrease in the amortization of deferred revenue was primarily due to the Pacific Santa Ana completing its contract in January 2017 and the Pacific Bora completing its previous contract with Chevron in September 2016. Reimbursable revenues represent the gross amount earned related to costs for the purchase of supplies, equipment, personnel services and other services provided at the request of our clients that are beyond the initial scope of the drilling contract. The decrease in reimbursable revenues resulted from lower reimbursable costs incurred with fewer of our drillships operating under drilling contracts.

Operating expenses. The following table summarizes operating expenses:

	Three Months Ended September 30,
	2017	2016
	(in thousands)

Direct rig related operating expenses, net	$48,443	$54,320
Reimbursable costs	947	3,825
Shore-based and other support costs	6,788	6,585
Amortization of deferred costs	2,747	3,800
Total	$58,925	$68,530

The decrease in direct rig related operating expenses for the three months ended September 30, 2017, as compared to the three months ended September 30, 2016, resulted primarily from lower costs on the Pacific Bora, the Pacific Scirocco and the Pacific Santa Ana while offhire and the continued benefits of our cost saving measures.

Reimbursable costs are not included under the scope of the drilling contract’s initial dayrate, but are subject to reimbursement from our clients. Reimbursable costs can be highly variable between quarters. Because the reimbursement of these costs by our clients is recorded as additional revenue, they do not generally negatively affect our margins.

Direct rig related operating expenses and shore-based and other support costs divided by the number of operating and offhire rig days were as follows:

	Three Months Ended September 30,
	2017	2016
	(in thousands, amounts per rig per day)

Direct rig related operating expenses, net	$69.8	$84.3
Shore-based and other support costs	10.5	9.7
Total	$80.3	$94.0

The decrease in direct rig related operating expenses per day for the three months ended September 30, 2017, as compared to the same period in 2016, was attributable to lower costs from the higher number of idle drillships while offhire and the continued benefits of our cost saving measures.

General and administrative expenses. The increase in general and administrative expenses for the three months ended September 30, 2017, as compared to the three months ended September 30, 2016, was primarily due to severance related costs and higher legal costs associated with the patent litigation and arbitration proceeding, and legal and advisory expenses related to our on-going debt restructuring efforts. Such legal and advisory expenses were $6.8 million for the three months ended September 30, 2017, as compared to $4.2 million for the same period in 2016.  These legal and advisory expenses are not expected to continue beyond the resolution of the underlying matters.

Depreciation expense. Depreciation expense for the three months ended September 30, 2017 was comparable to the same period in 2016.

Interest expense. The increase in interest expense for the three months ended September 30, 2017, as compared to the same period of 2016, was primarily due to higher amortization of deferred financing costs.

Write-off of deferred financing costs. During the three months ended September 30, 2017,  we expensed $30.8 million of deferred financing costs previously recorded within our condensed consolidated balance sheets as a result of the filing of the Bankruptcy Petitions. See Note 5 to our unaudited condensed consolidated financial statements.

Gain on debt extinguishment. During the three months ended September 30, 2016, we repurchased $36.9 million of our 2017 Senior Secured Notes for a purchase price of $14.4 million plus accrued interest. We recorded the resulting gain, net of the corresponding unamortized deferred financing costs and debt discount, of $22.0 million as a gain on debt extinguishment in our statements of operations.

Other expense.  During the three months ended September 30, 2017, we recognized an other-than-temporary impairment in our HDYN available-for-sale securities of $6.1 million. See Note 8 to our unaudited condensed consolidated financial statements.

Income taxes. In accordance with GAAP, for operating results we can reliably forecast, we estimate the full-year effective tax rate from continuing operations and apply this rate to our year-to-date income from continuing operations. During the three months ended September 30, 2017, our annual effective tax rate was based on expected operations for drillships that have contracts with expirations beyond the end of 2017. In addition, we separately calculate the tax impact of unusual or infrequent items, if any. The tax impacts of such unusual or infrequent items are treated discretely in the quarter in which they occur.

During the three months ended September 30, 2017 and 2016, our effective tax rate was (1.1)% and 96.5%, respectively. Excluding discrete items, our effective tax rate for the three months ended September 30, 2017 and 2016 was (1.3)% and (25.4)%, respectively.

The relationship between our provision for or benefit from income taxes and our pre-tax book income can vary significantly from period to period considering, among other factors, (a) the overall level of pre-tax book income, (b) changes in the blend of income that is taxed based on gross revenues or at high effective tax rates versus pre-tax book income or at low effective tax rates and (c) our rig operating structures. Consequently, our income tax expense does not change proportionally with our pre-tax book income. Significant decreases in our pre-tax book income typically result in higher effective tax rates, while significant increases in pre-tax book income can lead to lower effective tax rates, subject to the other factors impacting income tax expense noted above. Additionally, pre-tax book losses typically result in negative effective tax rates. The change in our effective tax rate excluding discrete items for the three months ended September 30, 2017 as compared to the three months ended September 30, 2016 was the result of larger losses for which no tax benefit is expected, as well as less overall tax expense resulting from less activity.

Nine Months Ended September 30, 2017 Compared to Nine Months Ended September 30, 2016

The following table provides a comparison of our condensed consolidated results of operations for the nine months ended September 30, 2017 and 2016:

	Nine Months Ended September 30,
	2017	2016	Change	% Change
	(in thousands, except percentages)
Revenues
Contract drilling	$254,692	$591,515	$(336,823)	57%
Costs and expenses
Operating expenses	(184,361)	(223,491)	39,130	18%
General and administrative expenses	(64,686)	(44,471)	(20,215)	45%
Depreciation expense	(209,055)	(206,020)	(3,035)	1%
	(458,102)	(473,982)	15,880	3%
Operating income (loss)	(203,410)	117,533	(320,943)	273%
Other income (expense)
Interest expense	(151,545)	(137,497)	(14,048)	10%
Write-off of deferred financing costs	(30,846)	—	(30,846)	100%
Gain on debt extinguishment	—	36,233	(36,233)	100%
Other expense	(5,540)	(2,812)	(2,728)	97%
Income (loss) before income taxes	(391,341)	13,457	(404,798)	3008%
Income tax expense	(4,093)	(7,578)	3,485	46%
Net income (loss)	$(395,434)	$5,879	$(401,313)	6826%

Revenues. The decrease in revenues for the nine months ended September 30, 2017, as compared to the nine months ended September 30, 2016, resulted primarily from the Pacific Bora and the Pacific Scirocco being idle for a portion of the period in addition to earning lower dayrates compared to their previous contracts in the prior period, and the Pacific Santa Ana completing its contract with Chevron in January 2017.

During the nine months ended September 30, 2017, our operating fleet of drillships achieved an average revenue efficiency of 97.9%, in line with the nine months ended September 30, 2016.

Contract drilling revenue for the nine months ended September 30, 2017 and 2016 also included amortization of deferred revenue of $41.7 million and $37.6 million and reimbursable revenues of $5.1 million and $15.4 million, respectively. The increase in the amortization of deferred revenue was primarily due to amortization from December 9, 2016 to January 31, 2017 of the $35.2 million fee paid by Chevron to change the contract end date for the Pacific Santa Ana, partially offset by the decrease in amortization resulting from the Pacific Bora completing its contract in September 2016. The decrease in reimbursable revenues resulted from lower reimbursable costs incurred with fewer of our drillships operating under drilling contracts.

Operating expenses. The following table summarizes operating expenses:

	Nine Months Ended September 30,
	2017	2016
	(in thousands)

Direct rig related operating expenses, net	$152,838	$176,985
Reimbursable costs	3,500	14,977
Shore-based and other support costs	19,414	21,641
Amortization of deferred costs	8,609	9,888
Total	$184,361	$223,491

The decrease in direct rig related operating expenses for the nine months ended September 30, 2017, as compared to the nine months ended September 30, 2016, resulted primarily from lower costs on the Pacific Bora, the Pacific Scirocco and the Pacific Santa Ana while offhire and the continued benefits of our cost saving measures.

Reimbursable costs are not included under the scope of the drilling contract’s initial dayrate, but are subject to reimbursement from our clients. Reimbursable costs can be highly variable between quarters. Because the reimbursement of these costs by our clients is recorded as additional revenue, they do not generally negatively affect our margins.

Direct rig related operating expenses and shore-based and other support costs divided by the number of operating and offhire rig days were as follows:

	Nine Months Ended September 30,
	2017	2016
	(in thousands, amounts per rig per day)

Direct rig related operating expenses, net	$74.4	$92.3
Shore-based and other support costs	10.2	11.2
Total	$84.6	$103.5

The decrease in direct rig related operating expenses per day for the nine months ended September 30, 2017, as compared to the same period in 2016, was attributable to lower costs from the higher number of idle drillships while offhire and the continued benefits of our cost saving measures.

The decrease in shore-based and other support costs per day for the nine months ended September 30, 2017, as compared to the same period in 2016, was primarily due to reductions in Nigeria office costs.

General and administrative expenses. The increase in general and administrative expenses for the nine months ended September 30, 2017, as compared to the nine months ended September 30, 2016, was primarily due to higher legal costs associated with the patent litigation and arbitration proceeding, and legal and advisory expenses related to our on-going debt restructuring efforts. Such legal and advisory expenses were $19.3 million for the nine months ended September 30, 2017, as compared to $9.8 million for the same period in 2016.  Additionally, the increase was a result of severance related costs and timing of expense recognition of incentive awards, including certain performance-based awards.

Depreciation expense.  Depreciation expense for the nine months ended September 30, 2017 was comparable to the same period in 2016.

Interest expense.  The increase in interest expense for the nine months ended September 30, 2017, as compared to the same period in 2016,  was primarily due to higher amortization of deferred financing costs.

Write-off of deferred financing costs. During the nine months ended September 30, 2017,  we expensed $30.8 million of deferred financing costs previously recorded within our condensed consolidated balance sheets as a result of the filing of the Bankruptcy Petitions. See Note 5 to our unaudited condensed consolidated financial statements.

Gain on debt extinguishment. During the nine months ended September 30, 2016, we repurchased $60.6 million of our 2017 Senior Secured Notes for a purchase price of $23.6 million plus accrued interest. We recorded the resulting gain, net of the corresponding unamortized deferred financing costs and debt discount, of $36.2 million as a gain on debt extinguishment in our statements of operations.

Other expense.  During the nine months ended September 30, 2017, we recognized an other-than-temporary impairment in our HDYN available-for-sale securities of $6.1 million. See Note 8 to our unaudited condensed consolidated financial statements.

Income taxes. In accordance with GAAP, for operating results we can reliably forecast, we estimate the full-year effective tax rate from continuing operations and apply this rate to our year-to-date income from continuing operations. During the nine months ended September 30, 2017, our annual effective tax rate was based on expected operations for drillships that have contracts with expirations beyond the end of 2017. In addition, we separately calculate the tax impact of unusual or infrequent items, if any. The tax impacts of such unusual or infrequent items are treated discretely in the quarter in which they occur.

During the nine months ended September 30, 2017 and 2016, our effective tax rate was (1.0)% and 56.3%, respectively. Excluding discrete items, the effective tax rate for the nine months ended September 30, 2017 and 2016 was (0.9)% and (25.1)%, respectively.

The relationship between our provision for or benefit from income taxes and our pre-tax book income can vary significantly from period to period considering, among other factors, (a) the overall level of pre-tax book income, (b) changes in the blend of income that is taxed based on gross revenues versus pre-tax book income, and (c) our rig operating structures. Consequently, our income tax expense does not necessarily change proportionally with our pre-tax book income. Significant decreases in our pre-tax book income typically result in higher effective tax rates, while significant increases in pre-tax book income can lead to lower effective tax rates, subject to the other factors impacting income tax expense noted above. Additionally, pre-tax book losses typically result in negative effective tax rates. The change in our effective tax rate excluding discrete items for the nine months ended September 30, 2017 as compared to the nine months ended September 30, 2016 was the result of larger losses for which no tax benefit is expected, as well as less overall tax expense resulting from less activity.

Voluntary Reorganization Under Chapter 11

On the Petition Date, the Debtors filed Bankruptcy Petitions for reorganization under Chapter 11 of the Bankruptcy Code in the Bankruptcy Court. The Debtors have filed a motion with the Bankruptcy Court seeking joint administration of their Chapter 11 cases.

We are currently operating our business as debtors-in-possession in accordance with the applicable provisions of the Bankruptcy Code and orders of the Bankruptcy Court. After we filed our Chapter 11 petitions, we sought approval from the Bankruptcy Court for a variety of “first day” motions, including authority to maintain bank accounts and other customary relief. The relief sought in these motions will allow us to continue to operate our business in the normal course.

Subject to certain exceptions, under the Bankruptcy Code, the filing of the Bankruptcy Petitions automatically  enjoined, or stayed, the commencement or continuation of most judicial or administrative proceedings or filing of other actions against the Debtors or their property to recover, collect or secure a claim arising prior to the Petition Date.

Accordingly, although the filing of the Bankruptcy Petitions triggered defaults under the Debtors’ funded debt obligations, creditors are stayed from taking any actions against the Debtors as a result of such defaults, subject to certain limited exceptions permitted by the Bankruptcy Code. Absent an order of the Bankruptcy Court, substantially all of the Debtors’ pre-petition liabilities are subject to settlement under the Bankruptcy Code.

For the duration of the Chapter 11 proceedings, our operations and ability to develop and execute our business plan are subject to the risks and uncertainties associated with the Chapter 11 process as described in Item 1A. “Risk Factors.” As a result of these risks and uncertainties, the amount and composition of our assets and liabilities, and the number and identity of individuals constituting our officers and directors could be significantly different following the outcome of the Chapter 11 proceedings, and the description of the our operations, properties and liquidity and capital resources included in this Form 6-K and prior reports submitted to the SEC may not accurately reflect our operations, properties and liquidity and capital resources following the Chapter 11 process.

In particular, subject to certain exceptions, under the Bankruptcy Code, the Debtors may assume, assume and assign or reject executory contracts and unexpired leases subject to the approval of the Bankruptcy Court and certain other conditions. Generally, the rejection of an executory contract or unexpired lease is treated as a pre-petition breach of such executory contract or unexpired lease and, subject to certain exceptions, relieves the Debtors of performing their future obligations under such executory contract or unexpired lease but entitles the contract counterparty or lessor to a pre-petition general unsecured claim for damages caused by such deemed breach subject, in the case of the rejection of unexpired leases of real property, to certain caps on damages. Counterparties to such rejected contracts or leases may assert unsecured claims in the Bankruptcy Court against the applicable Debtors’ estate for such damages. Generally, the assumption or assumption and assignment of an executory contract or unexpired lease requires the Debtors to cure existing monetary defaults under such executory contract or unexpired lease and provide adequate assurance of future performance thereunder. Accordingly, any description of an executory contract or unexpired lease with the Debtors in this Form 6-K and prior reports submitted to the SEC, including where applicable a quantification of the Company’s obligations under any such executory contract or unexpired lease with the Debtors, is qualified by any overriding rejection rights the Debtors have under the Bankruptcy Code. Further, nothing herein is or shall be deemed an admission with respect to any claim amounts or calculations arising from the rejection of any executory contract or unexpired lease and the Debtors expressly preserve all of their rights with respect thereto.

Exclusivity; Plan of Reorganization

Under the Bankruptcy Code, we currently have the exclusive right to file a plan of reorganization under Chapter 11 through and including 120 days after the Petition Date, and to solicit acceptances of such plan through and including 180 days after the Petition Date. These deadlines may be extended with the approval of the Bankruptcy Court.

We plan to emerge from our Chapter 11 proceedings after we obtain approval from the Bankruptcy Court for a Chapter 11 plan of reorganization. Among other things, a Chapter 11 plan of reorganization will determine the rights and satisfy the claims of our creditors and security holders. The terms and conditions of a Chapter 11 plan of reorganization will be determined through negotiations with our stakeholders and, possibly, decisions by the Bankruptcy Court.

Under the absolute priority scheme established by the Bankruptcy Code, unless our creditors agree otherwise, all of our pre-petition liabilities and post-petition liabilities must be satisfied in full before the holders of our existing common shares can receive any distribution or retain any property under a plan of reorganization. The ultimate recovery to creditors and/or shareholders, if any, will not be determined until confirmation and implementation of a plan or plans of reorganization. We can give no assurance that any recovery or distribution of any amount will be made to any of our creditors or shareholders. Our plan of reorganization could result in any of the holders of our liabilities and/or securities, including our common shares, receiving no distribution on account of their interests and cancellation of their holdings. Moreover, a plan of reorganization can be confirmed, under the Bankruptcy Code, even if the holders of our common shares vote against the plan of reorganization and even if the plan of reorganization provides that the holders of our common shares receive no distribution on account of their equity interests.

Liquidity and Capital Resources

Liquidity

Our liquidity fluctuates depending on a number of factors, including, among others, our revenue efficiency and the timing of accounts receivable collection as well as payments for operating costs and debt repayments. Market conditions in the offshore drilling industry in recent years have led to materially lower levels of spending for offshore exploration and development by our current and potential customers on a global basis while at the same time supply of available drillships has increased, which in turn has negatively affected our revenue, profitability and cash flows.

Primary sources of funds for our short-term liquidity needs are expected to be our cash flow generated from operating activities and existing cash, cash equivalents and restricted cash balances. As of September 30, 2017, we had $349.8 million of cash and cash equivalents and $8.5 million of restricted cash. As part of our “first day” relief in the Chapter 11 cases, we have filed a motion with the Bankruptcy Court seeking authority to use property that may be deemed to be “cash collateral” of our pre-petition lenders within the meaning of Section 363(a) of the Bankruptcy Code, which may include a portion of our cash flow generated from operating activities. We do not have additional borrowing capacity under any of our outstanding credit facilities, though we may seek “debtor in possession” financing with the approval of the Bankruptcy Court in the future if required.

The filing of our Bankruptcy Petitions constituted an event of default with respect to all of our existing debt obligations. However, subject to certain exceptions under the Bankruptcy Code, the filing of the Bankruptcy Petitions automatically enjoined, or stayed, the commencement or continuation of any judicial or administrative proceedings or other actions against the Debtors and their property to recover, collect or secure a claim arising prior to the filing of the Bankruptcy Petitions. Thus, for example, most creditor actions to obtain possession of property from the Debtors, or to create, perfect or enforce any lien against the Debtors’ property, or to collect on monies owed or otherwise exercise rights or remedies with respect to a pre-petition claim are enjoined unless and until the Bankruptcy Court lifts the automatic stay.

We have sought Bankruptcy Court approval for the payment of certain pre-petition obligations, including payments for certain ordinary course expenditures. Despite the liquidity provided by our cash and cash equivalents, our ability to maintain normal credit terms with our suppliers may become impaired. We may be required to pay cash in advance to certain vendors and may experience restrictions on the availability of trade credit, which would further reduce our liquidity. If liquidity problems persist, our suppliers could refuse to provide key products and services in the future. In addition, due to the public perception of our financial condition and results of operations, in particular with regard to our potential failure to meet our debt obligations, some vendors could be reluctant to enter into long-term agreements with us.

In addition to the cash requirements necessary to fund ongoing operations, we have incurred significant professional fees and other costs in connection with our Chapter 11 proceedings and expect that we will continue to incur significant professional fees and costs throughout our Chapter 11 proceedings.

There are no assurances that our current liquidity is sufficient to allow us to satisfy our obligations related to the Chapter 11 proceedings, allow us to proceed with the confirmation of a Chapter 11 plan of reorganization and allow us to emerge from bankruptcy.  Our ability to maintain adequate liquidity through the reorganization process and beyond depends on successful operation of our business, and appropriate management of operating expenses and capital spending. Our anticipated liquidity needs are highly sensitive to changes in each of these and other factors.

Ability to Continue as a Going Concern

We have significant indebtedness. Our level of indebtedness has adversely impacted and is continuing to adversely impact our financial condition. Our financial condition, the defaults under our debt agreements, and the risks and uncertainties surrounding our Chapter 11 proceedings raise substantial doubt about our ability to continue as a going concern. However, the condensed consolidated financial statements included in this Form 6-K have been prepared on a going concern basis of accounting, which contemplates continuity of operations, realization of assets, and satisfaction of liabilities and commitments in the normal course of business. The condensed consolidated financial statements do not include any adjustments that might result from the outcome of our Chapter 11 proceedings. If we cannot continue as a going concern, adjustments to the carrying values and classification of our assets and liabilities and the reported amounts of income and expenses could be required and could be material.

Sources and Uses of Cash

The following table provides a comparison of our net cash provided by (used in) operating activities for the nine months ended September 30, 2017 and 2016:

	Nine Months Ended September 30,
	2017	2016	Change
	(in thousands)
Cash flow from operating activities:
Net income (loss)	$(395,434)	$5,879	$(401,313)
Depreciation expense	209,055	206,020	3,035
Amortization of deferred revenue	(41,684)	(37,640)	(4,044)
Amortization of deferred costs	8,609	9,888	(1,279)
Amortization of deferred financing costs	24,889	10,928	13,961
Amortization of debt discount	940	1,071	(131)
Write-off of deferred financing costs	30,846	—	30,846
Deferred income taxes	(88)	2,801	(2,889)
Share-based compensation expense	6,038	5,328	710
Gain on debt extinguishment	—	(36,233)	36,233
Other-than-temporary impairment of available-for-sale securities	6,147	—	6,147
Changes in operating assets and liabilities, net	72,785	40,333	32,452
Net cash provided by (used in) operating activities	$(77,897)	$208,375	$(286,272)

The decrease in net cash from operating activities resulted primarily from reduced revenue from our fleet, partially offset by lower operating expenses for the nine months ended September 30, 2017.

The following table provides a comparison of our net cash used in investing activities for the nine months ended September 30, 2017 and 2016:

	Nine Months Ended September 30,
	2017	2016	Change
	(in thousands)
Cash flow from investing activities:
Capital expenditures	$(32,762)	$(42,806)	$10,044
Purchase of available-for-sale securities	(6,000)	—	(6,000)
Net cash used in investing activities	$(38,762)	$(42,806)	$4,044

The decrease in capital expenditures resulted primarily from fleet-wide cost control measures implemented. Capital expenditures for the nine months ended September 30, 2017 primarily consisted of purchases of equipment committed to in prior years, including a final milestone payment of $16.3 million for a fleet spare blowout preventer. Purchase of available-for-sale securities for the nine months ended September 30, 2017 consisted of $6.0 million in purchases of HDYN shares. See Note 8 to our unaudited condensed consolidated financial statements.

The following table provides a comparison of our net cash provided by (used in) financing activities for the nine months ended September 30, 2017 and 2016:

	Nine Months Ended September 30,
	2017	2016	Change
	(in thousands)
Cash flow from financing activities:
Payments for shares issued under share-based compensation plan	$(199)	$(89)	$(110)
Proceeds from long-term debt	—	235,000	(235,000)
Payments on long-term debt	(146,473)	(69,180)	(77,293)
Payments for financing costs	(4,530)	(2,015)	(2,515)
Net cash provided by (used in) financing activities	$(151,202)	$163,716	$(314,918)

The decrease in cash from financing activities for the nine months ended September 30, 2017, as compared to the same period in 2016, resulted from no debt drawdown and higher debt payments. During the nine months ended September 30, 2016, we drew $235.0 million under our 2013 Revolving Credit Facility. During the nine months ended September 30, 2017, we made a $76.0 million prepayment of the SSCF in accordance with our obligation to maintain the loan to rig value covenant in the SSCF at the required level as at December 31, 2016, we applied the cash collateral of $31.7 million to the principal installments due in May 2017 under the SSCF, and we permanently repaid $25.0 million under the 2013 Revolving Credit Facility in connection with the Sixth Amendments to the SSCF and 2013 Revolving Credit Facility which are described in Note 5 to our audited financial statements in our 2016 Annual Report. During the nine months ended September 30, 2016, we made $39.9 million of amortizing payments under the SSCF, and repurchased $60.6 million of the 2017 Senior Secured Notes for a purchase price of $23.6 million plus accrued interest.

Description of Indebtedness

For additional information, see Note 5 to our unaudited condensed consolidated financial statements included in this Form 6-K and Note 5 to our consolidated financial statements included in our 2016 Annual Report.

Derivative Instruments and Hedging Activities

We may enter into derivative instruments from time to time to manage our exposure to fluctuations in interest rates and foreign exchange rates. We do not enter into derivative transactions for speculative purposes; however, for accounting purposes, certain transactions may not meet the criteria for hedge accounting. See Note 9 to our unaudited condensed consolidated financial statements.

Off-Balance Sheet Arrangements

Currently, we do not have any off-balance sheet arrangements.

Contractual Obligations

The table below sets forth our contractual obligations as of September 30, 2017:

	Remaining
	three months	For the years ending December 31,
	2017	2018-2019	2020-2021	Thereafter	Total
	(in thousands)
Contractual Obligations
Long-term debt(a)	$3,043,967	$—	$—	$—	$3,043,967
Interest on long-term debt(b)	39,123	146,750	17,021	—	202,894
Operating leases	578	4,378	4,309	6,174	15,439
Purchase obligations(c)	14,309	2,263	48	—	16,620
Total contractual obligations(d)	$3,097,977	$153,391	$21,378	$6,174	$3,278,920

(a)

Amounts are based on principal balances, excluding debt discounts. As a result of our filing of the Bankruptcy Petitions on November 12, 2017, the full amounts of our long-term debt were automatically accelerated and are currently due and payable, but have been stayed subject to settlement under the Bankruptcy Code.

(b)

Interest payments are based on our existing outstanding borrowings as of September 30, 2017, which include the 2017 Senior Secured Notes, the SSCF, the 2020 Senior Secured Notes, the Senior Secured Term Loan B and the 2013 Revolving Credit Facility, at their contractual rate and payment schedules without giving effect to the filing of the Bankruptcy Petitions. For fixed rate debt, interest has been calculated using stated rates. For variable rate LIBOR based debt, interest has been calculated using current LIBOR as of September 30, 2017 and includes the impact of our outstanding interest rate swaps.

(c)

Purchase obligations are agreements to purchase goods and services that are enforceable and legally binding, that specify all significant terms, including the quantities to be purchased, price provisions and the approximate timing of the transactions, which includes our purchase orders for goods and services entered into in the normal course of business.

(d)

Contractual obligations do not include approximately $38.4 million of liabilities from unrecognized tax benefits related to uncertain tax positions, included on our condensed consolidated balance sheets as of September 30, 2017. We are unable to specify with certainty the future periods in which we may be obligated to settle such amounts.

Some of the figures included in the table above are based on estimates and assumptions about these obligations, including their duration and other factors. The contractual obligations we will actually pay in future periods may vary from those reflected in the tables.

Critical Accounting Estimates and Policies

The preparation of unaudited condensed consolidated financial statements in conformity with GAAP requires management to make certain estimates and assumptions. These estimates and assumptions impact the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at the balance sheet date and the amounts of revenues and expenses recognized during the reporting period. On an ongoing basis, we evaluate our estimates and assumptions, including those related to allowance for doubtful accounts, financial instruments, depreciation of property and equipment, impairment of long-lived assets, long-term receivables, income taxes, share-based compensation and contingencies. We base our estimates and assumptions on historical experience and on various other factors we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from such estimates.

For a discussion of the critical accounting policies and estimates that we use in the preparation of our unaudited condensed consolidated financial statements, see Item 5, “Operating and Financial Review and Prospects—Critical Accounting Estimates and Policies” in our 2016 Annual Report. During the nine months ended September 30, 2017, there have been no material changes to the judgments, assumptions and estimates upon which our critical accounting estimates are based. Significant accounting policies and recently issued accounting standards are discussed in Note 3 to our unaudited condensed consolidated financial statements in this Form 6-K and in Note 2 to our consolidated financial statements included in our 2016 Annual Report.

FORWARD-LOOKING STATEMENTS

Certain statements and information contained in this Form 6-K constitute “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, and are generally identifiable by the use of words such as “believe,” “estimate,” “expect,” “forecast,” “our ability to,” “plan,” “potential,” “projected,” “target,” “would,” or other similar words, which are generally not historical in nature. The forward-looking statements speak only as of the date hereof, and we undertake no obligation to publicly update or revise any forward-looking statements after the date they are made, whether as a result of new information, future events or otherwise.

Our forward-looking statements express our current expectations or forecasts of possible future results or events, including our future financial and operational performance; revenue efficiency levels; market outlook; forecasts of trends; future client contract opportunities; contract dayrates; our business strategies and plans and objectives of management; estimated duration of client contracts; backlog; expected capital expenditures; projected costs and savings; the potential impact of our Chapter 11 proceedings on our future operations and ability to finance our business; and our ability to emerge from our Chapter 11 proceedings and continue as a going concern.

Although we believe that the assumptions and expectations reflected in our forward-looking statements are reasonable and made in good faith, these statements are not guarantees and actual future results may differ materially due to a variety of factors. These statements are subject to a number of risks and uncertainties, many of which are beyond our control.

Important factors that could cause actual results to differ materially from our expectations include: the global oil and gas market and its impact on demand for our services; the offshore drilling market, including reduced capital expenditures by our clients; changes in worldwide oil and gas supply and demand; rig availability and supply and demand for high-specification drillships and other drilling rigs competing with our fleet; costs related to stacking of rigs; our ability to enter into and negotiate favorable terms for new drilling contracts or extensions; our substantial level of indebtedness; possible cancellation, renegotiation, termination or suspension of drilling contracts as a result of mechanical difficulties, performance, market changes or other reasons; our ability to continue as a going concern in the long term, including our ability to confirm a plan of reorganization that restructures our debt obligations to address our liquidity issues and allows emergence from our Chapter 11 proceedings; our ability to obtain Bankruptcy Court approval with respect to motions or other requests made to the Bankruptcy Court in our Chapter 11 proceedings, including maintaining strategic control as debtor-in-possession; our ability to negotiate, develop, confirm and consummate a plan of reorganization; the effects of our Chapter 11 proceedings on our operations and agreements, including our relationships with employees, regulatory authorities, customers, suppliers, banks and other financing sources, insurance companies and other third parties; the effects of our Chapter 11 proceedings on our Company and on the interests of various constituents, including holders of our common shares and debt instruments; Bankruptcy Court rulings in our Chapter 11 proceedings as well as the outcome of all other pending litigation and arbitration and the outcome of our Chapter 11 proceedings in general; the length of time that we will operate under Chapter 11 protection and the continued availability of operating capital during the pendency of the proceedings; risks associated with third-party motions in our Chapter 11 proceedings, which may interfere with our ability to confirm and consummate a plan of reorganization and restructuring generally; increased advisory costs to execute a plan of reorganization; our ability to access adequate debtor-in-possession financing or use cash collateral; the potential adverse effects of our Chapter 11 proceedings on our liquidity, results of operations, or business prospects; increased administrative and legal costs related to our Chapter 11 proceedings and other litigation and the inherent risks involved in a bankruptcy process; the cost, availability and access to capital and financial markets, including the ability to secure new financing after emerging from our Chapter 11 proceedings; and the other risk factors described in our 2016 Annual Report and our Current Reports on Form 6-K.  These documents are available through our website at www.pacificdrilling.com or through the SEC’s website at www.sec.gov.

Item 3 — Quantitative and Qualitative Disclosure about Market Risk

We are exposed to certain market risks arising from the use of financial instruments in the ordinary course of business. These risks arise primarily as a result of potential changes in the fair market value of financial instruments that would result from adverse fluctuations in interest rates and foreign currency exchange rates as discussed below. We have entered, and in the future may enter, into derivative financial instrument transactions to manage or reduce market risk, but we do not enter into derivative financial instrument transactions for speculative or trading purposes.

Interest Rate Risk. We are exposed to changes in interest rates through our variable rate debt. We use interest rate swaps to manage our exposure to interest rate risks. Interest rate swaps are used to convert floating rate debt obligations to a fixed rate in order to achieve an overall desired position of fixed and floating rate debt. As of September 30, 2017, our net exposure to floating interest rate fluctuations on our outstanding debt was $624.8 million, based on floating rate debt of $1,737.3 million less the $1,112.5 million notional principal of our floating to fixed interest rate swaps. A 1% increase or decrease to the overall variable interest rate charged to us would thus increase or decrease our interest expense by approximately $6.2 million on an annual basis as of September 30, 2017.

Foreign Currency Exchange Rate Risk. We are exposed to foreign exchange risk associated with our international operations. For a discussion of our foreign exchange risk, see Item 11, “Quantitative and Qualitative Disclosures About Market Risk” in our 2016 Annual Report. There have been no material changes to these previously reported matters during the three and nine months ended September 30, 2017.

PART II — OTHER INFORMATION

Item 1 — Legal Proceedings

See Notes 2 and 11 to our unaudited condensed consolidated financial statements.

Item 1A — Risk Factors

The risk factors set forth below are updates to certain risk factors previously disclosed in Item 3.D., “Risk Factors” in our 2016 Annual Report.

The NYSE has delisted our common shares, which are currently traded in the over-the-counter market. This could negatively affect our share price and liquidity. Trading in our securities during the pendency of our Chapter 11 proceedings poses substantial risks.

The NYSE delisted our common shares from the NYSE because (i) the average closing price per share of our common shares over a period of 30 consecutive trading days was below $1.00 per share and (ii) we failed to maintain an average global market capitalization of not less than $15.0 million over a consecutive 30 trading-day period, which are the minimum requirements to maintain listing on the NYSE under Section 802.01C of the NYSE Listed Company Manual. Effective September 13, 2017, our common shares commenced trading in the “Pink Sheets” of OTC Pink, under the symbol “PACDF.” The OTC Pink is a significantly more limited market than the NYSE, and quotation on the OTC Pink may result in a less liquid market available for existing and potential shareholders to trade the common shares and could further depress the trading price of the common shares. The delisting of our common shares from the NYSE could also result in other adverse consequences, including lower demand for our shares, adverse publicity and a reduced interest in our Company from investors, analysts and other market participants. In addition, the delisting could impair our ability to raise additional capital through equity or debt financing and our ability to attract and retain employees by means of equity compensation. There can be no assurance that our common shares will continue to trade on OTC Pink or that any public market for the common shares will exist in the future, whether broker-dealers will continue to provide public quotes of the common shares on this market, whether the trading volume of the common shares will be sufficient to provide for an efficient trading market, whether quotes for the common shares may be blocked in the future, or that we will be able to relist the common shares on a national securities exchange. Due to these and other risks described in this Form 6-K and prior reports submitted to the SEC, trading in our securities during the pendency of our Chapter 11 proceedings poses substantial risks.

We are subject to the risks and uncertainties associated with our Chapter 11 proceedings.

As a consequence of our filing the Bankruptcy Petitions, our operations and our ability to develop and execute our business plan, and our continuation as a going concern, will be subject to the risks and uncertainties associated with bankruptcy. These risks include the following:

• our ability to confirm and consummate a plan of reorganization with respect to the Chapter 11 proceedings;

• our ability to obtain court approval with respect to motions filed in Chapter 11 proceedings from time to time;

• the high costs of bankruptcy proceedings and related fees;

• our ability to obtain sufficient financing to allow us to emerge from bankruptcy and execute our business plan post-emergence, and our ability to comply with terms and conditions of that financing;

• our ability to maintain our relationships with our vendors, suppliers, service providers, customers, and other third parties, and with our directors, officers and employees;

• our ability to maintain contracts that are critical to our operations on reasonably acceptable terms and conditions;

• our ability to execute our business plan in the current depressed commodity price environment;

• the ability to attract, motivate and retain key employees;

• the ability of third parties to seek and obtain court approval to terminate contracts and other agreements with us;

• the possibility that the Chapter 11 proceedings will disrupt or impede our domestic and international operations;

•  the ability of third parties to seek and obtain court approval to terminate or shorten the exclusivity period for us to propose and confirm a Chapter 11 plan, to appoint a Chapter 11 trustee, or to convert the Chapter 11 proceedings to Chapter 7 liquidation proceedings; and

• the actions and decisions of our creditors and other third parties who have interests in our Chapter 11 proceedings that may be inconsistent with our plans.

Any delays in our Chapter 11 proceedings increase the risks of our inability to reorganize our business and emerge from bankruptcy and may increase our costs associated with the bankruptcy process.

These risks and uncertainties could affect our business and operations in various ways. For example, negative publicity associated with the Chapter 11 proceedings could adversely affect our relationships with our vendors, suppliers, service providers, customers, employees and other third parties, which in turn could adversely affect our operations and financial condition. In particular, critical suppliers, vendors and customers may determine not to do business with us due to our Chapter 11 proceedings. Also, during the pendency of the Chapter 11 proceedings, we will need the prior approval of the Bankruptcy Court for transactions outside the ordinary course of business, which may limit our ability to respond timely to certain events or take advantage of certain opportunities. Additionally, losses of key personnel or erosion of employee morale could have a material adverse effect on our ability to meet customer expectations, thereby adversely affecting our business and results of operations. The failure to retain or attract and maintain members of our management team, and other key personnel could impair our ability to execute our strategy and implement operational initiatives, thereby having a material adverse effect on our financial condition and results of operations. Because of the risks and uncertainties associated with a voluntary filing for relief under Chapter 11 of the Bankruptcy Code and the related proceedings, we cannot accurately predict or quantify the ultimate impact that events that occur during our Chapter 11 proceedings may have on our business, financial condition and results of operations, and there is no certainty as to our ability to continue as a going concern.

Additionally, so long as the Chapter 11 proceedings continue, we will be required to incur significant costs for professional fees and other expenses associated with the administration of the Chapter 11 proceedings. The Chapter 11 proceedings may also require us to seek debtor-in-possession financing to fund operations. If we are unable to obtain such financing on favorable terms or at all, our chances of successfully reorganizing our business may be seriously jeopardized, the likelihood that we instead will be required to liquidate our assets may be enhanced, and, as a result, our common shares and debt instruments could become further devalued or become worthless.

Furthermore, we cannot predict the ultimate amount of all settlement terms for the liabilities that will be subject to a plan of reorganization. Even once a plan of reorganization is approved and implemented, our operating results may be adversely affected by the possible reluctance of prospective lenders and other counterparties to do business with a company that recently emerged from Chapter 11 proceedings.

We may not be able to obtain confirmation of a Chapter 11 plan of reorganization

To emerge successfully from Bankruptcy Court protection as a viable entity, we must meet certain statutory requirements with respect to adequacy of disclosure regarding the plan of reorganization, solicit and obtain the requisite acceptances of such a plan, demonstrate the feasibility of such a plan to the Bankruptcy Court by a preponderance of the evidence and fulfill other statutory conditions for confirmation of such a plan, which have not occurred to date. The confirmation process can be subject to numerous, unanticipated potential delays.  There can also be no assurance that a plan of reorganization will be approved by the Bankruptcy Court, so we urge caution with respect to existing and future investments in our securities.

The success of any reorganization will depend on approval by the Bankruptcy Court and the willingness of existing creditors to agree to the exchange or modification of their claims as will be outlined in a plan of reorganization, and there can be no guarantee of success with respect to a plan of reorganization. We may receive objections to confirmation of any plan of reorganization from various stakeholders in the Chapter 11 proceedings. We cannot predict the impact that any objection to or third party motion during the Chapter 11 proceedings may have on a Bankruptcy Court’s decision to confirm a plan of reorganization or our ability to complete a plan of reorganization. Any objection may cause us to devote significant resources in response which could materially and adversely affect our business, financial condition and results of operations.

If a plan of reorganization is not confirmed by the Bankruptcy Court, it is unclear whether we would be able to reorganize our business and what, if any, distributions holders of claims against us, including holders of our secured and unsecured debt and equity, would ultimately receive with respect to their claims. There can be no assurance as to whether we will successfully reorganize and emerge from the Chapter 11 proceedings or, if we do successfully reorganize, as to when we would emerge from Chapter 11 proceedings.  If no plan of reorganization can be confirmed, or the Bankruptcy Court finds that it would be in the best interest of creditors and/or the Debtors, the Bankruptcy Court may convert our Chapter 11 proceedings to cases under Chapter 7 of the Bankruptcy Code. In such event, a Chapter 7 trustee would be appointed or elected to liquidate the Debtors’ assets for distribution in accordance with the priorities established by the Bankruptcy Code. The Debtors believe that liquidation under Chapter 7 would result in significantly smaller distributions being made to the Debtors’ creditors than those provided for in a Chapter 11 plan of reorganization because of (i) the likelihood that the assets would have to be sold or otherwise disposed of in a disorderly fashion over a short period of time rather than reorganizing or selling in a controlled manner the Debtors’ businesses as a going concern, (ii) additional administrative expenses involved in the appointment of a Chapter 7 trustee, and (iii) additional expenses and claims, some of which would be entitled to priority, that would be generated during the liquidation and from the rejection of leases and other executory contracts in connection with a cessation of operations.

Upon emergence from a filing of voluntary relief under Chapter 11 of the Bankruptcy Code, our historical financial information may not be indicative of our future financial performance.

Our capital structure may be significantly altered under a plan of reorganization. Under fresh-start reporting rules that may apply to us upon the effective date of the plan of reorganization, our assets and liabilities would be adjusted to fair values and our accumulated deficit would be restated to zero. Accordingly, if fresh-start reporting rules apply, our financial condition and results of operations following our emergence from the Chapter 11 proceedings would not be comparable to the financial condition and results of operations reflected in our historical financial statements. Further, a plan of reorganization could materially change the amounts and classifications reported in our consolidated historical financial statements, which do not give effect to any adjustments to the carrying value of assets or amounts of liabilities that might be necessary as a consequence of confirmation of a plan of reorganization.

The pursuit of the Chapter 11 proceedings have consumed, and will continue to consume, a substantial portion of the time and attention of our management, which may have an adverse effect on our business and results of operations, and we may face increased levels of employee attrition.

It is impossible to predict with certainty the amount of time that we could spend in bankruptcy or to assure parties in interest that the plan of reorganization will be confirmed. The Chapter 11 proceedings may involve additional expense and our management will be required to spend a significant amount of time and effort focusing on the proceedings. This diversion of attention may materially adversely affect the conduct of our business and, as a result, our financial condition and results of operations, particularly if the Chapter 11 proceedings are protracted.

During the pendency of the Chapter 11 proceedings, our employees will face considerable distraction and uncertainty, and we may experience increased levels of employee attrition. A loss of key personnel or material erosion of employee morale could have a material adverse effect on our ability to effectively, efficiently and safely conduct our business, and could impair our ability to execute our strategy and implement operational initiatives, thereby having a material adverse effect on our business and on our financial condition and results of operations.

We have substantial liquidity needs and may not be able to obtain sufficient liquidity to confirm a plan of reorganization and exit bankruptcy.

Although we have lowered our capital budget and reduced the scale of our operations significantly, our business remains capital intensive. In addition to the cash requirements necessary to fund ongoing operations, we have incurred significant professional fees and other costs in connection with the restructuring and expect that we will continue to incur significant professional fees and costs throughout the Chapter 11 proceedings. There are no assurances that our current liquidity is sufficient to allow us to satisfy our obligations related to the Chapter 11 proceedings, to proceed with the confirmation of a Chapter 11 plan of reorganization and to emerge from bankruptcy. We can provide no assurance that we will be able to secure additional interim financing or exit financing sufficient to meet our liquidity needs.

Our liquidity, including our ability to meet our ongoing operational obligations, is dependent upon, among other things: (i) our ability to comply with the terms and conditions of any cash collateral order that may be entered by the Bankruptcy Court in connection with our Chapter 11 proceedings, (ii) our ability to maintain adequate cash on hand, (iii) our ability to generate cash flow from operations, (iv) our ability to confirm and consummate a Chapter 11 plan of reorganization and (v) the cost, duration and outcome of the Chapter 11 proceedings.

Any Chapter 11 plan of reorganization that we may implement will be based in large part upon assumptions and analyses developed by us. If these assumptions and analyses prove to be incorrect, our plan may be unsuccessful in its execution.

Any plan of reorganization we may implement could affect our capital structure and the ownership, structure and operation of our businesses and will reflect assumptions and analyses based on our experience and perception of historical trends, current conditions and expected future developments, as well as other factors that we consider appropriate under the circumstances. Whether actual future results and developments will be consistent with our expectations and assumptions depends on a number of factors, including but not limited to (i) our ability to change substantially our capital structure, (ii) our ability to obtain adequate liquidity and access financing sources, (iii) our ability to maintain customers’ confidence in our viability as a continuing entity and to attract and retain sufficient business from them, (iv) our ability to retain key employees and (v) the overall strength and stability of general economic conditions of the financial and oil and gas industries, both in the U.S. and in global markets. The failure of any of these factors could materially adversely affect the successful reorganization of our businesses.

In addition, any Chapter 11 plan of reorganization will rely upon financial projections, including with respect to revenues, EBITDA, capital expenditures, debt service and cash flow. Financial forecasts are necessarily speculative, and it is likely that one or more of the assumptions and estimates that are the basis of these financial forecasts will not be accurate. In our case, the forecasts will be even more speculative than normal, because they may involve fundamental changes in the nature of our capital structure. Accordingly, we expect that our actual financial condition and results of operations will differ, perhaps materially, from what we have anticipated. Consequently, there can be no assurance that the results or developments contemplated by any plan of reorganization we may implement will occur or, even if they do occur, that they will have the anticipated effects on us and our subsidiaries or our businesses or operations. The failure of any such results or developments to materialize as anticipated could materially adversely affect the successful execution of any plan of reorganization.

We may be subject to claims that will not be discharged in our Chapter 11 proceedings, which could have a material adverse effect on our financial condition and results of operations.

The Bankruptcy Code provides that the confirmation of a Chapter 11 plan of reorganization discharges a debtor from substantially all debts arising prior to confirmation. With few exceptions, all claims that arose prior to confirmation of the plan of reorganization (i) would be subject to compromise and/or treatment under the plan of reorganization and (ii) would be discharged in accordance with the Bankruptcy Code and the terms of the plan of reorganization. Any claims not ultimately discharged through a Chapter 11 plan of reorganization could be asserted against the reorganized entities and may have an adverse effect on our business and our financial condition and results of operations on a post-reorganization basis.

Even if a Chapter 11 plan of reorganization is consummated, we may not be able to achieve our stated goals and continue as a going concern.

Even if a Chapter 11 plan of reorganization is consummated, we will continue to face a number of risks, including further deterioration in commodity prices or other changes in economic conditions, changes in our industry, changes in demand for oil and gas and increasing expenses. Accordingly, we cannot guarantee that a Chapter 11 plan of reorganization will achieve our stated goals.

Furthermore, even if our debts are reduced or discharged through a plan of reorganization, we may need to raise additional funds through public or private debt or equity financing or other various means to fund our business after the completion of our Chapter 11 proceedings. Our access to additional financing is, and for the foreseeable future will likely continue to be, extremely limited, if it is available at all. Therefore, adequate funds may not be available when needed or may not be available on favorable terms, if they are available at all.

Item 2 — Unregistered Sales of Equity Securities and Use of Proceeds

None.

Item 3 — Defaults Upon Senior Securities

See Notes 2 and 5 to our unaudited condensed consolidated financial statements.

Item 4 — Mine Safety Disclosures

Not applicable.

Item 5 — Other Information

Delisting of Common Shares

On September 1, 2017, we were notified by the New York Stock Exchange, or NYSE, that the NYSE had determined to commence proceedings to delist our common shares from the NYSE because the average closing price per share of the common shares over a period of 30 consecutive trading days was below $1.00 per share, which is the minimum average closing price required to maintain listing on the NYSE.  Subsequently, on September 12, 2017, we were notified by the NYSE that trading in our common shares on the NYSE was suspended after the close of trading on September 12, 2017 because we failed to maintain average global market capitalization of not less than $15 million over a consecutive 30 trading-day period as required to maintain listing on the NYSE.  On October 18, 2017, the NYSE filed a Form 25 with the SEC to remove the common shares from listing and registration on the NYSE.

Effective September 13, 2017, our common shares commenced trading on the “Pink Market” of the OTC Markets Group, Inc., or OTC Pink, under the symbol “PACDF.” The OTC Pink is a significantly more limited market than the NYSE, and quotation on the OTC Pink may result in a less liquid market available for existing and potential shareholders to trade our common shares and could further depress the trading price of our common shares.

Item 6 — Exhibits

None.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pacific Drilling S.A.
(Registrant)

Dated: November 13, 2017	By	/s/ Richard E. Tatum
Richard E. Tatum
Senior Vice President & Chief Accounting Officer